EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 17, 2019 and appears as Exhibit 99.1 to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2019

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

SUMMARY	4
MAP	8
QUÉBEC	9
Overview	9
Constitutional Framework	9
Government	10
Aboriginal Peoples	10
ECONOMY	12
Economic Developments in 2018	12
Plan Nord	12
Investment in Bombardier	13
Economic Structure	15
Free Trade Agreements	23
GOVERNMENT FINANCES	26
Financial Administration	26
Consolidated Financial Transactions	27
2018-2019 Preliminary results	29
2019-2020 Forecast – Budget 2019-2020	30
Accounting Standard	30
Economic Assumptions	31
Consolidated Revenue	31
Consolidated Expenditure	36
Government Employees and Collective Unions	38
Consolidated Non-Budgetary Transactions	39
GOVERNMENT ENTERPRISES AND BODIES	41
Enterprises Included in the Government’s Reporting Entity	43
Government Bodies That Conduct Fiduciary Transactions Not Included in the
Government’s Reporting Entity	46
PUBLIC SECTOR DEBT	48
Government Debt	49
Guaranteed Debt	52
Funded Debt of the Municipal Sector and Other Institutions	53
Government’s Commitments	55

WHERE YOU CAN FIND MORE INFORMATION	56
FORWARD-LOOKING STATEMENTS	56
SUPPLEMENTARY INFORMATION	57

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2019” and “2018-2019” refer to the fiscal year ended March 31, 2019, and, unless otherwise indicated, “2018” means the calendar year ended December 31, 2018. “Fiscal 2020” and “2019-2020” refer to the fiscal year that will end on March 31, 2020. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy
(dollar amounts in millions, unless otherwise specified)
	2014	2015	2016	2017	2018
GDP at current market prices	375,513	386,301	397,291	417,173	434,612
% change - GDP in chained 2012(1)	1.6	0.9	1.4	2.8	2.1
Household income	337,242	348,817	359,557	375,029	391,568
Capital expenditures	34,288	34,602	34,776	37,630	39,214
International exports of goods	76,103	82,098	80,355	85,273	92,270
Population at July 1 (in thousands)	8,150	8,175	8,226	8,298	8,390
Unemployment rate	7.7	7.6	7.1	6.1	5.5
Consumer Price Index - % change	1.4	1.1	0.7	1.0	1.7
Average exchange rate (USD per CAD)	0.9054	0.7820	0.7548	0.7701	0.7718
(1) Adjusted for the effects of inflation in the currency from year to year.

Consolidated Financial Transactions Fiscal year ending March 31(1)(2)
(dollar amounts in millions)
						Budget
				Preliminary		Forecast
	2016	2017	2018	Results 2019	(3)	2020

Own-source revenue	81,245	82,903	85,919	90,146		90,714
Federal transfers	18,901	20,179	22,485	23,411		24,924
Total consolidated revenue	100,146	103,082	108,404	113,557		115,638
Expenditure	–86,493	–89,193	–94,249	–99,052		–104,038
Debt service	–10,009	–9,527	–9,240	–8,899		–8,996
Total consolidated expenditure	–96,502	–98,720	–103,489	–107,951		–113,034
Contingency reserve	—	—	—	—		–100
Surplus (deficit) within the meaning of the public accounts	3,644	4,362	4,915	5,606		2,504
Deposits of dedicated revenues in the Generations Fund(4)	–1,453	–2,001	–2,293	–3,106		–2,504
Budgetary balance within the meaning of the Balanced Budget Act	2,191	2,361	2,622	2,500		—
Deposits of dedicated revenues in the Generations Fund	1,453	2,001	2,293	3,106		2,504
Surplus (deficit) within the meaning of the public accounts	3,644	4,362	4,915	5,606		2,504
Non-budgetary transactions	564	1,386	–404	–1,715		–2,572
Net financial requirements	4,208	5,748	4,511	3,891		–68
(1)	Financial information is presented on a consolidated basis, as in Budget 2019-2020.
(2)	Fiscal 2016, 2017, 2018 and 2019 data have been reclassified to be on the same budgetary structure as Fiscal 2020, as in Budget 2019-2020.
(3)

The Preliminary Results 2019 are based on financial information presented as at March 31, 2019 in Budget 2019-2020, which was released on March 21, 2019. These preliminary results are subject to change.

(4)

The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
					Preliminary
	2015	2016	2017	2018	Results 2019	(2)
Government Funded Debt
Borrowings - Government	176,632	179,455	183,500	189,167	182,680
Borrowings - to finance Government
Enterprises	383	308	258	218	228
Government Guaranteed Debt(3)	41,662	43,843	42,882	43,160	43,053
Municipal Sector Debt	23,305	23,846	24,058	24,505	25,173
Education Institutions(4)	814	875	898	910	910
Public Sector Funded Debt(5)	242,796	248,327	251,596	257,960	252,044
Per Capita ($)	29,790	30,375	30,586	31,088	30,039
As percentage of(6)
GDP	64.7%	64.3%	63.3%	61.8%	58.0%
Household income	72.0%	71.2%	70.0%	68.8%	64.4%
(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2019 are based on financial information available as of March 31, 2019. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Includes debt covered by the Government’s commitments (see “Government’s Commitments”).
(6)	Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Hudson Strait
Kangiqsujuaq
Nunavik Nickel
Ungava Bay
Mirabel
Varennes
Montréal
Longueuil
Vaudreuil-Dorion
Beauharnois
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande Rivière
Churchill
Renard
Fermont
Matoush
Fire Lake
Projet La Romaine
Manicouagan
Matagami
Bachelor
Aukia
Havre-Saint-Pierre
Sept-Îles
Baie-Comeau
Amos
Rouyn-Noranda
Val-d'Or
Saint-Félicien
Saguenay
Matane
Gaspé
Mont-Joli
Newfoundland and Labrador
Golfe du Saint-Laurent
Fleuve Saint-Laurent
La Tuque
La Pocatière
Québec
New Brunswick
Prince Edward Island
Trois-Rivières
Bécancour
Gatineau
Windsor
Bromont
Ontario
United States
Nova Scotia
Atlantic Ocean
0
200 km

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International border
- Interprovincial border
- Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.4 million, representing 22.6% of the population of Canada, as of January 2019). The population of Québec increased on average by 0.7% per year since 2013. Over the same period, the population of Canada increased on average by 1.1% per year.

Québec has a modern, developed economy. In 2018, the service sector contributed 75.8%, the manufacturing industry 13.5%, the construction industry 6.4% and the primary sector 4.3% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.0% of Canada’s real GDP in 2018. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing, utilities and information and cultural services. The leading manufacturing industries in Québec are food products, transportation equipment (including aircraft, motor vehicles and parts), primary metal products (including aluminum smelting), paper products, fabricated metal products, chemical products and wood products. With its significant hydroelectric resources, Québec generated 33.3% of the electricity produced in Canada in 2018.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 1, 2018, the Coalition Avenir Québec formed a majority Government. With regard to Québec’s place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec’s interests and focuses on strengthening Québec’s place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 75 members of the Coalition Avenir Québec, 29 members of the Québec Liberal Party, 10 members of Québec solidaire, 9 members of the Parti Québécois and 2 independent members. The next general election will be held on October 3, 2022, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities in Québec have initiated legal actions to have the existence of their aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions:

—	The Innu Nation of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of their aboriginal rights for more than 25 years; alternatively, they claim $250 million as fair compensation in the event the Court concludes that their aboriginal rights have been extinguished by the provincial and federal statutes in question; this case is currently suspended;

—	The Innu community of Uashat-Maliotenam are claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities; Québec is contesting this claim;

—	The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim;

—	The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

—	The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities, seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal communities to obtain compensation for alleged infringements of their rights over their alleged traditional territories. The following bands or communities initiated legal actions:

—	The Innu Nation of Pessamit are claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim;

—	The Innu Nation of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and

—	Philomène and George McKenzie, of the community of Uashat-Maliotenam near Sept-Îles, are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a territory which covers roughly 16,679 square kilometers located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2018

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2012 dollars (“real GDP”), as published in the National Economic Accounts on March 1, 2019, increased at a rate of 1.8% in 2018, compared to 3.0% in 2017. This increase was mainly attributable to consumer spending and exports. Final domestic demand increased by 1.9% in real terms in 2018, compared to 3.1% in 2017. Real consumer spending increased by 2.1% in 2018, compared to 3.6% in 2017. International exports increased by 3.3% in volume and by 6.2% in value in 2018, compared to increases of 1.1% and 5.1%, respectively, in 2017. Imports increased by 2.9% in volume and by 5.4% in value in 2018, compared to increases of 4.2% in volume and 4.9% in value in 2017.

In real terms, non-residential investment increased by 2.4% in 2018, the result of a 3.4% increase in the government sector and a 2.0% increase in the business sector. Residential investment decreased by 2.3% in 2018, due to a 3.1% decrease in housing starts. Government expenditure on goods and services increased by 2.5% in 2018.

The Consumer Price Index (“CPI”) increased by 2.3% in 2018. Overall employment increased by 1.3% in 2018, while the unemployment rate decreased to 5.8% from 6.3% in 2017.

Québec. Real GDP, as published in the Québec Economic Accounts on March 26, 2019, increased at a rate of 2.1% in 2018, compared to an increase of 2.8% in 2017. Final domestic demand increased by 2.5% in real terms in 2018, compared to a 3.3% increase in 2017. Real consumer spending increased by 2.3% in 2018, compared to 3.2% in 2017. International exports increased by 3.7% in volume and by 6.8% in value in 2018, compared with a decrease of 1.7% in volume and an increase of 2.2% in value in 2017. International imports increased by 3.8% in volume and by 5.7% in value in 2018, compared with increases of 3.1% in volume and 3.4% in value in 2017.

In real terms, non-residential investment increased by 3.0% in 2018, the result of a 2.8% increase in the business sector and a 3.4% increase in the public sector. Residential investment increased by 3.4% in 2018.

The CPI increased by 1.7% in 2018. Overall employment increased by 0.9% in 2018 while the unemployment rate decreased to 5.5% from 6.1% in 2017.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area. It contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory’s natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments will be made through the Société du Plan Nord, an agency created to coordinate Government’s action for the Plan Nord territory’s development. In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership (“SFPPN”). The Government also intends to invest another $1 billion, through the Mining and Hydrocarbon Capital Fund, to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances. In order to support the utilization and processing of all natural resources, Budget 2019-2020 provides to extend the Mining and Hydrocarbon Capital Fund's scope to projects related to all natural resources and energy development. In this context, the fund will be renamed the Natural Resources and Energy Capital Fund.

Investment in Bombardier

The Ministère de l’Économie et de l’Innovation du Québec, through Investissement Québec, has made a US$1.0 billion investment in the C Series Aircraft Limited Partnership (“CSALP”), which carries on the operations related to the C Series aircraft program of Bombardier Inc. This program involves the development of a new commercial aircraft targeting the 100- to 150-seat market segment. On October 16, 2017, the Government approved the addition of Airbus as a new strategic partner in the Bombardier C Series. The closing of the C Series partnership between Airbus SAS, a wholly-owned subsidiary of Airbus SE, Bombardier Inc. and Investissement Québec came into effect on July 1, 2018. Airbus now holds a majority interest of 50.01% in the CSALP, and Bombardier and Investissement Québec, acting as agent for the Government of Quebec, respectively hold 33.55 % and 16.44%. In exchange for its 50.01% stake, Airbus provides expertise in supply, sales, marketing and customer support.

TABLE.1

Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)
						Compound Annual
						Rate of Growth
	2014	2015	2016	2017	2018	2014-2018
GDP
At current market prices	375,513	386,301	397,291	417,173	434,612
	3.0%	2.9%	2.8%	5.0%	4.2%	3.6%
In chained 2012 dollars	364,320	367,529	372,690	383,144	391,134
	1.6%	0.9%	1.4%	2.8%	2.1%	1.7%
Per capita	44,701	44,956	45,307	46,175	46,616
	1.1%	0.6%	0.8%	1.9%	1.0%	1.1%
Household income	337,242	348,817	359,557	375,029	391,568
	3.0%	3.4%	3.1%	4.3%	4.4%	3.6%
Per capita	41,378	42,667	43,710	45,197	46,668
	2.5%	3.1%	2.4%	3.4%	3.3%	2.9%
Capital expenditures	34,288	34,602	34,776	37,630	39,214
	-10.6%	0.9%	0.5%	8.2%	4.2%	0.4%
Value of manufacturers' shipments	144,795	143,297	142,665	154,360	165,390
	6.3%	-1.0%	-0.4%	8.2%	7.1%	4.0%
Retail trade	109,628	111,755	119,181	125,723	129,340
	2.6%	1.9%	6.6%	5.5%	2.9%	3.9%

					(In thousands of persons)
Population (at July 1)	8,150	8,175	8,226	8,298	8,390
	0.5%	0.3%	0.6%	0.9%	1.1%	0.7%
Labor Force	4,400	4,434	4,448	4,496	4,510
	0.1%	0.8%	0.3%	1.1%	0.3%	0.5%
Participation rate (percentage)	64.7%	64.8%	64.6%	64.9%	64.6%
Employment	4,060	4,097	4,133	4,223	4,262
	0.0%	0.9%	0.9%	2.2%	0.9%	1.0%
Unemployment rate (percentage)	7.7%	7.6%	7.1%	6.1%	5.5%

						(2002=100)
CPI	123.4	124.7	125.6	126.9	129.0
	1.4%	1.1%	0.7%	1.0%	1.7%	1.2%

(1) Unless otherwise indicated, percentages are percentage changes from the previous year.
Sources :	Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2018, Québec accounted for 19.0% of Canada’s real GDP. The service sector accounted for 75.8% of Québec’s real GDP, compared with 19.9% for the secondary sector and 4.3% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2018, the value of exports (including to other Canadian provinces) represented 47.4% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2

Real Gross Domestic Product by Sector at Basic Prices in Chained 2012 Dollars(1)
(dollar amounts in millions)
					% of total 2017			% of total 2018
	2014	2015	2016	2017	Québec	Canada	2018	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	6,475	6,940	7,294	7,207	2.0	2.1	7,560	2.1	2.1
Mining and oil and gas extraction	6,483	7,014	6,859	7,277	2.0	7.6	8,075	2.2	7.8
	12,958	13,954	14,153	14,484	4.0	9.7	15,635	4.3	9.9
Secondary Sector
Manufacturing	46,340	46,702	46,679	48,295	13.5	10.4	49,493	13.5	10.4
Construction	21,965	21,866	22,099	22,951	6.4	7.4	23,445	6.4	7.3
	68,305	68,568	68,778	71,246	19.9	17.8	72,938	19.9	17.7
Service Sector
Community, business and personal services	99,457	99,228	101,060	103,160	29.1	26.2	105,785	29.0	26.3
Finance, insurance and real estate	57,377	59,149	60,550	62,132	17.4	19.3	63,450	17.4	19.3
Wholesale and retail trade	38,397	38,148	38,841	40,612	11.4	10.6	41,621	11.4	10.5
Governmental services	25,597	25,578	25,962	26,378	7.4	6.6	26,831	7.3	6.6
Transportation and warehousing	13,835	14,183	14,456	15,255	4.3	4.5	15,522	4.2	4.5
Utilities	11,807	11,982	12,089	12,635	3.5	2.2	12,879	3.5	2.2
Information and cultural services	10,586	10,898	10,825	10,776	3.0	3.1	10,953	3.0	3.0
	257,056	259,166	263,783	270,948	76.1	72.5	277,041	75.8	72.4
Real GDP	338,319	341,688	346,714	356,678	100.0	100.0	365,614	100.0	100.0

(1) North American Industrial Classification System (NAICS) in chained 2012 dollars. For the chained 2012 dollars, the aggregate amounts are not equal to the sums of their components.
Sources:	Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2018, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 4.3% to real GDP and accounted for 2.2% of employment in Québec. Québec’s forests, covering 761,000 square kilometers, or 294,000 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have produced 1.060 billion cubic feet of timber in 2017, generating revenue of $2.081 billion from sales to domestic and foreign customers. In 2018, the value of fabricated wood products shipments increased by 4.8% and the value of exports decreased by 8.1%. In mining and oil and gas extraction, which represented 51.6% of the primary sector in 2018, production is concentrated mainly in gold, iron ore, nickel, stone, copper and zinc. In 2018, the value of mineral production amounted to $10.3 billion.

Secondary Sector. In 2018, the secondary sector, which consists of the manufacturing and construction industries, contributed 19.9% to real GDP and accounted for 17.3% of employment in Québec. In terms of real GDP, the construction industry recorded a 2.2% increase in 2018 over 2017. In 2018, real GDP in the manufacturing industry increased by 2.5% and employment increased by 3.4%. The strong GDP growth from Québec’s trading partners explains the increase in manufacturing real GDP. The manufacturing industries that showed the strongest growth are electrical equipment, appliance and component manufacturing (8.0 % in real GDP and 2.2% in employment), fabricated metal product manufacturing (7.3 % in real GDP and 2.6% in employment), chemical manufacturing (7.0 % in real GDP and 0.9% in employment), transportation equipment manufacturing (6.4 % in real GDP and 9.3% in employment) and textiles (4.7% in real GDP and 5.2% in employment). The manufacturing industries that showed declines are petroleum and coal product manufacturing (-8.3% in real GDP and an increase of 3.7% in employment), clothing and leather and allied products (-5.6% in real GDP and -1.8% in employment), printing and related support activities (-4.0% in real GDP and an increase of 5.0% in employment), wood products (-3.7% in real GDP and an increase of 2.4% in employment), miscellaneous manufacturing (-0.7% in real GDP and no change in employment) and non-metallic mineral product manufacturing (-0.5% in real GDP and an increase of 3.8% in employment).

The leading manufacturing industries in Québec are food products, transportation equipment (including aircraft, motor vehicles and parts), primary metal products (including aluminum smelting), paper products, fabricated metal products, chemical products and wood products. Durable goods accounted for 58.1% of manufacturing real GDP and 58.4% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

TABLE.3

Value of Manufacturer's Shipments(1)
(dollar amounts in millions)
							% of
					% of total		total
	2014	2015	2016	2017	2017	2018	2018
Food manufacturing	20,965	21,389	22,765	23,583	15.3	23,730	14.3
Transportation equipment manufacturing	18,910	20,481	18,338	20,432	13.2	22,907	13.9
Primary metal manufacturing	19,703	18,831	18,583	20,620	13.4	21,531	13.0
Paper manufacturing	8,603	9,072	9,150	9,480	6.1	10,636	6.4
Fabricated metal product manufacturing	7,958	8,049	8,188	9,233	6.0	10,427	6.3
Chemical manufacturing	8,853	8,931	9,079	9,145	5.9	9,740	5.9
Wood product manufacturing	6,665	7,110	7,731	8,221	5.3	8,618	5.2
Plastics and rubber products manufacturing	7,265	7,496	7,479	7,864	5.1	8,080	4.9
Machinery manufacturing	5,546	5,880	6,074	6,269	4.1	7,110	4.3
Beverage and tobacco product manufacturing	3,843	4,026	4,315	4,489	2.9	4,788	2.9
Computer and electronic product manufacturing	3,091	3,247	3,557	4,319	2.8	4,454	2.7
Furniture and related product manufacturing	3,179	3,378	3,481	3,935	2.5	4,147	2.5
Others(2)	30,214	25,407	23,928	26,770	17.3	29,222	17.7
	144,795	143,297	142,665	154,360	100.0	165,390	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Including notably, electrical equipment, appliance and component manufacturing, miscellaneous manufacturing, non-metallic mineral product manufacturing and printing and related support activities.
Source : Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing, other utility services and information and cultural services. In 2018, the service sector contributed 75.8% to real GDP and accounted for 80.5% of employment in Québec.

In terms of real GDP, there was growth in each of the industries in the service sector in 2018: community, business and personal services (2.5%), wholesale and retail trade (2.5%), finance, insurance and real estate (2.1%), utilities (1.9%), transportation and warehousing (1.8%), governmental services (1.7%) and information and cultural services (1.6%). Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Approximately 29.0% of all international tonnage handled in Canadian ports in 2011 (the most recent year for which information is available) passed through Québec’s shipping facilities. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2018, the value of total non-residential capital expenditures increased by 4.2% in Québec. Non-residential capital expenditures increased by 9.4% in the public sector, but decreased by 1.0% in the private sector.

The increase in non-residential capital expenditures resulted from increases in transportation and warehousing (29.7%), mining and oil and gas extraction (15.4%), governmental, educational, health and social services (10.5%) and finance, insurance and real estate operators (4.3%). These increases were partially offset by decreases in information, cultural and other utilities (-10.0%), construction (-8.0%), agriculture, forestry, fishing and hunting (-4.8%), wholesale and retail trade (-1.7%), manufacturing (-1.3%) and business services, accommodation and other services (-0.1%).

TABLE.4

Private and Public Sector Non-Residential Capital Expenditures in Quebec(1)(2)
(dollar amounts in millions)
					% of		% of
					total		total
	2014	2015	2016	2017	2017	2018	2018
Non-residential Investment:
Governmental, educational, health and social services	10,141	10,543	10,007	11,112	29.5	12,278	31.3
Information, cultural and other utilities	7,877	8,077	7,476	8,148	21.7	7,337	18.7
Transportation and warehousing	2,709	3,196	3,139	3,654	9.7	4,738	12.1
Manufacturing	3,786	3,583	3,878	3,849	10.2	3,801	9.7
Finance, insurance and real estate operators	1,767	1,650	2,480	2,860	7.6	2,983	7.6
Business services, accommodation and other services	2,287	2,268	2,782	2,150	5.7	2,147	5.5
Mining and oil and gas extraction	2,117	1,665	1,575	1,767	4.7	2,039	5.2
Wholesale and retail trade	2,037	1,883	1,698	1,817	4.8	1,786	4.6
Construction	929	937	956	1,306	3.5	1,201	3.1
Agriculture, forestry, fishing and hunting	638	710	787	950	2.5	905	2.3
	34,288	34,602	34,776	37,630	100.0	39,214	100.0

Private sector	18,557	17,399	18,176	18,778	49.9	18,586	47.4
Public sector	15,731	17,203	16,601	18,852	50.1	20,628	52.6
	34,288	34,602	34,776	37,630	100.0	39,214	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Non-residential construction and machinery and equipment.
Source : Statistics Canada.

Labor Force. In 2018, the labor force was estimated at 4.5 million persons, an increase of 0.3% from 2017. The participation rate for 2018 was estimated at 64.6% in Québec, compared to 65.4% in Canada. Total employment increased by 0.9% in 2018 in Québec, compared to a 1.3% increase in Canada. The unemployment rate in Québec decreased to 5.5% from 6.1% in 2017, whereas the unemployment rate in Canada decreased to 5.8% from 6.3% in 2017.

Energy. Of the total energy consumed in Québec in 2015 (the most recent year for which information is available), energy derived from electricity accounted for 37.6%, oil for 37.7%, natural gas for 16.0%, biomass for 7.8% and coal for 1.0%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2017, 99.7% of all electricity produced in Québec was from renewable sources. More than 41,600 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2017. Of the total electricity produced in Québec in 2017, 16.5% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 20.7% in 2016.

Exports and Imports. In 2018, Québec’s exports of goods and services totaled $206.1 billion of which $125.2 billion (60.7%) was international exports and $80.9 billion (39.3%) was interprovincial exports. Québec’s imports of goods and services totaled $220.5 billion, of which $145.6 billion (66.0%) were international imports and $74.9 billion (34.0%) were interprovincial imports. Québec’s international exports represented 17.7% of Canada’s total exports. In 2018, Québec’s external sector (as defined by the Economic Accounts of the Institut de la Statistique du Québec) registered an overall deficit of $14.3 billion, including a deficit of $20.4 billion on international trade and a surplus of $6.0 billion on interprovincial trade. In 2017, Québec registered an overall deficit of $15.2 billion, including a deficit of $20.5 billion on international trade and a surplus of $5.3 billion on interprovincial trade. The improvement of the trade balance in 2018 reflects mainly the strong growth of exports volume and price. Québec’s international exports of goods are diversified: in 2018, nuclear reactors, boilers, machinery and mechanical appliances had the largest export share, accounting for 10.8% of the total. Aircraft and spacecraft ranked second with 10.6% and aluminum and articles thereof ranked next with 8.8%. International exports of goods originating from Québec, calculated by the Institut de la Statistique du Québec from data on Canada’s total exports of goods, were $92.3 billion for 2018 compared with $85.3 billion in 2017, an increase of 8.2%.

Increases occurred in the value of exports of ores, slag and ash (20.4%), mineral fuels and mineral oils (19.2%), nuclear reactors, boilers, machinery and mechanical appliances (13.4%), paper, paperboard and articles made from these materials (12.4%), motor vehicles, trailers, bicycles, and motorcycles and other similar vehicles (12.1%), aircraft and spacecraft (8.9%), copper and articles thereof (6.9%), electrical or electronic machinery and equipment (4.5%), plastics and articles thereof (3.9%) and aluminum and articles thereof (1.7%). These increases were partially offset by a decrease in the value of wood and articles thereof (-1.4%).

The United States is Québec’s principal international export market, accounting for 69.7% of its international exports of goods in 2018. The balance of international exports is broadly distributed: Europe (13.1%), Asia excluding Middle-East (9.6%), Middle-East (2.0%), and the rest of the world (5.6%). The share of international exports to destinations other than the United States rose from 27.9% in 2008 to 30.3% in 2018.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5

Quebec's International Exports of Goods
(dollars amounts in millions)
					% of total		% of total
	2014	2015	2016	2017	2017	2018	2018
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	6,970	7,534	7,727	8,804	10.3	9,984	10.8
Aircraft and Spacecrafts	9,746	11,094	9,238	8,975	10.5	9,774	10.6
Aluminum and Articles Thereof	6,862	7,118	6,541	8,003	9.4	8,142	8.8
Paper, Paperboard and Articles Made From These Materials	4,808	4,994	4,877	4,782	5.6	5,375	5.8
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	3,152	4,064	4,293	4,413	5.2	4,945	5.4
Mineral fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	4,265	3,890	3,046	3,477	4.1	4,143	4.5
Ores, Slag and Ash	3,554	3,142	2,991	3,195	3.7	3,847	4.2
Wood and Articles Thereof	2,688	2,917	3,376	3,592	4.2	3,542	3.8
Electrical or Electronic Machinery and Equipment	3,435	3,356	3,407	3,335	3.9	3,486	3.8
Copper and Articles Thereof	2,822	2,745	2,379	2,870	3.4	3,068	3.3
Plastics and Articles Thereof	2,388	2,599	2,645	2,908	3.4	3,021	3.3
Other goods(1)	25,415	28,644	29,835	30,918	36.3	32,944	35.7
TOTAL	76,103	82,098	80,355	85,273	100.0	92,270	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as optical, medical , photographic, scientific and technical instrumentation, iron and steel and meat.
Source: Institut de la statistique du Québec, customs basis.

TABLE.6

Quebec's International Imports of Goods
(dollar amounts in millions)
					% of total		% of total
	2014	2015	2016	2017	2017	2018	2018
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	11,125	12,936	13,773	16,469	17.9	16,732	16.3
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	18,513	12,527	9,338	9,458	10.3	13,871	13.5
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	9,468	10,669	10,937	11,659	12.7	13,613	13.2
Electrical or Electrononic Machinery and Equipment	7,053	6,996	7,099	6,731	7.3	7,105	6.9
Aircrafts and Spacecrafts	3,458	3,970	3,376	3,526	3.8	4,077	4.0
Pharmaceutical Products	2,019	1,986	2,544	3,092	3.4	2,957	2.9
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	2,035	2,160	1,880	2,245	2.4	2,671	2.6
Plastics and Articles Thereof	2,577	2,730	2,303	2,534	2.8	2,581	2.5
Optical, Medical , Photographic, Scientific and Technical Instrumentation	2,229	2,570	2,536	2,476	2.7	2,512	2.4
Furniture, and Stuffed Furnishings; Lamps and Illuminated Signs; Prefabricated Buildings	1,466	1,615	1,615	1,802	2.0	1,875	1.8
Rubber and Articles Thereof	1,613	1,758	1,683	1,711	1.9	1,749	1.7
Other goods(1)	27,252	29,794	28,672	30,071	32.8	33,141	32.2
Total	88,809	89,710	85,757	91,774	100.0	102,884	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, articles of iron or steel and pearls, precious stones or metals, coins and jewellery.
Source: Institut de la statistique du Québec, customs basis.

TABLE.7

Quebec's International Exports of Services
(dollar amounts in millions)
				% of total		% of total
	2012	2013	2014	2014	2015	2015
Wholesale and retail sales	5,123	5,464	5,897	20.8	7,492	24.6
Transportation and related services	5,603	5,731	6,159	21.8	6,889	22.6
Professional services	4,974	5,842	6,074	21.5	5,318	17.5
Finance, Insurance and real estate	2,892	3,103	3,243	11.5	3,459	11.3
Administrative services	2,065	2,345	2,629	9.3	2,789	9.2
Accommodation and food services	1,656	1,709	1,852	6.5	2,029	6.7
Information and cultural services	1,552	1,708	1,568	5.5	1,497	4.9
Arts, entertainment and recreation services	384	438	393	1.4	483	1.6
Health, education and public administration	383	415	418	1.5	450	1.5
Other services	57	57	59	0.2	68	0.2
TOTAL	24,687	26,810	28,290	100.0	30,474	100.0

Source: Statistics Canada, input-output tables.

TABLE.8

Quebec's International Imports of Services
(dollar amounts in millions)
				% of total		% of total
	2012	2013	2014	2014	2015	2015
Finance, Insurance and real estate	3,940	4,535	4,477	24.0	4,905	25.1
Accommodation and food services	3,167	3,320	3,398	18.2	3,411	17.4
Transportation and related services	2,574	2,475	2,512	13.5	2,585	13.2
Administrative services	2,161	2,412	2,365	12.7	2,585	13.2
Professional services	1,763	2,036	2,435	13.1	2,405	12.3
Information and cultural services	1,970	1,631	1,713	9.2	1,854	9.5
Arts, entertainment and recreation services	823	896	849	4.6	889	4.5
Health, education and public administration	382	381	461	2.5	518	2.6
Wholesale and retail sales	343	276	248	1.3	216	1.1
Other services	174	177	192	1.0	211	1.1
TOTAL	17,295	18,138	18,650	100.0	19,579	100.0

Source: Statistics Canada, input-output tables.

TABLE.9

Selected Trade Indicators for Québec
(dollar amounts in millions)
	2014	2015	2016	2017	2018
Exports of Goods and Services	172,777	181,578	186,241	194,612	206,140
Exports to other countries	105,365	112,555	114,678	117,208	125,198
Exports of goods to other countries	85,415	91,746	92,773	95,207	102,224
Exports of services to other countries	19,950	20,809	21,905	22,001	22,974
Exports to other provinces	67,412	69,023	71,563	77,404	80,943
Exports of goods to other provinces	34,146	35,447	36,996	39,390	40,673
Exports of services to other provinces	33,266	33,576	34,567	38,014	40,270
Ratio of Exports to Nominal GDP	46.0	47.0	46.9	46.7	47.4
Imports of Goods and Services	190,002	193,973	199,962	209,804	220,468
Imports from other countries	126,941	131,885	133,217	137,685	145,554
Imports of goods from other countries	108,222	112,081	112,339	116,827	124,326
Imports of services from other countries	18,719	19,804	20,878	20,858	21,227
Imports from other provinces	63,061	62,088	66,745	72,119	74,915
Imports of goods from other provinces	26,878	24,357	27,122	29,949	31,103
Imports of services from other provinces	36,183	37,731	39,623	42,170	43,812
Balance of Goods and Services	-17,225	-12,395	-13,721	-15,192	-14,328
Balance with other countries	-21,576	-19,330	-18,539	-20,477	-20,356
Balance with other provinces	4,351	6,935	4,818	5,285	6,028

Sources : Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO. In 1994, Canada, the United States and Mexico signed a similar free trade agreement, the North American Free Trade Agreement (“NAFTA”), which resulted, with a few exceptions, in the gradual elimination by 2003 of tariffs on goods and services among Canada, the United States and Mexico. On October 1, 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the United States-Mexico-Canada Agreement (“USMCA”) maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The USMCA will enter into force if and when the parties to the agreement have completed their internal ratification procedures.

On February 12, 2010, the Canada and the United States signed the Agreement on Government Procurement which, notably, provides Canadians with permanent access to U.S. state government procurement commitments in exchange for permanent U.S. access to Canadian provincial and territorial procurement contracts in accordance with the WTO Government Procurement Agreement.

Canada has effective free trade agreements with Chile, Israel, Costa Rica, Peru, the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Colombia, Jordan, Panama, Honduras, South Korea, Ukraine and the European Union (“CETA”). The Canada-Ukraine Free Trade Agreement entered into force on August 1, 2017. The CETA entered into force on September 21, 2017.

On March 8, 2018, Canada signed the Comprehensive and Progressive Agreement for TransPacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. On December 30, 2018 the CPTPP came into force among seven countries which have ratified the agreement –Canada, Australia, Japan, Mexico, New Zealand, Singapore and Vietnam. Canada also has free trade negotiations with India, Morocco, Japan, Dominican Republic and Singapore. Canada and Costa Rica have ongoing negotiations to modernize and broaden their Free Trade Agreement.

Softwood Lumber Dispute For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired on October 13, 2016.

On November 25, 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (“DOC”), seeking the imposition of duties on certain softwood lumber products imported from Canada. The DOC initiated its investigation on December 16, 2016.

On November 2, 2017, the DOC published its final determinations for antidumping and countervailing duties to be applied to Canadian softwood lumber exports. The final antidumping duties are currently in force and range from 3.20% to 7.28% for investigated companies, Resolute Forest Products (which operates in Québec) having the lowest rates at 3.20%. For all non-investigated Canadian companies, the final antidumping duties are set to 6.04%. Final countervailing duties range from 13.24% to 17.99% for investigated companies, Resolute Forest Products having a rate of 14.70%. For all non-investigated Canadian companies, the final countervailing duties are set at 14.19%, except for New Brunswick’s J.D. Irving Limited which volunteered as a respondent and has a rate of 3.34%. Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government to finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

In parallel with duties applied on softwood lumber exports, in January 2018, the DOC also published preliminary countervailing duties rates to be applied to Canadian uncoated groundwood paper exports, and in March 2018, the DOC announced preliminary antidumping duties, applicable only to one company. Following a decision by the United States International Trade Commission, U.S. duties on uncoated groundwood paper exports were removed, effective August 29, 2018. Duties paid by all Canadian paper exporters have since been refunded.

Duties applied on aluminum and steel exports On March 1, 2018, U.S. administration, following the findings of a DOC investigation into the impact of aluminum and steel imports on national security, announced tariffs of 10% on certain imports of aluminum and 25% on certain U.S. steel imports. Some U.S. allies, including Canada, Mexico and the European Union, were initially exempted from tariffs, but on June 1, 2018, the exemption was withdrawn.

In response, the Canadian federal government announced up to $2-billion in financial assistance to the steel and aluminum sectors, while announcing $16.6-billion in retaliatory tariffs on imports of U.S. steel, aluminum and other products, which came into effect on July 1, 2018.

On August 15, 2018, the Government also enhanced its ESSOR program. This program is managed by the Ministère de l’Économie et de l’Innovation du Québec and aims to support job creation and sustainable development investment projects in Québec to increase competitiveness and productivity. Changes have been made to offer loans and loan guarantees, at market rates and for a maximum period of 10 years, to companies impacted by the U.S. tariffs. Financial assistance can cover up to 75% of duties paid by eligible companies and is used to support their working capital so that they can pursue their activities.

In connection with the ratification of the USMCA, representations are also being made by the Canadian government seeking to lift tariffs on Canadian exports of aluminum and steel.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Act to reduce the debt and establish the Generations Fund in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

—	Budgetary transactions include:

	—	revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

	—	all expenditures including transfer expenditures, remuneration and debt service.

—	Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s capital investments, changes in the liabilities of retirement plans and changes in other accounts.

—	Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the case of a surplus or an overrun.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain a balanced budget and, secondarily, for payment of sums into the Generations Fund.

Consolidated Financial Transactions

The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2018, the preliminary data for Fiscal 2019 and budget forecasts for Fiscal 2020, presented in Budget 2019-2020.

TABLE.10

Consolidated Financial Transactions Year ending March 31(1)
(dollar amounts in millions)
					Preliminary
					Results		Forecast
	2016		2017	2018	2019	(2)	2020
Budgetary transactions
Own-source revenue	81,245		82,903	85,919	90,146		90,714
Federal transfers	18,901		20,179	22,485	23,411		24,924
Total consolidated revenue	100,146		103,082	108,404	113,557		115,638
Expenditure	–86,493		–89,193	–94,249	–99,052		–104,038
Debt service	–10,009		–9,527	–9,240	–8,899		–8,996
Total consolidated expenditure	–96,502		–98,720	–103,489	–107,951		–113,034
Contingency reserve	—		—	—	—		–100
Surplus (deficit) within the meaning of the public accounts	3,644		4,362	4,915	5,606		2,504
Deposits of dedicated revenues in the Generations Fund(3)	–1,453		–2,001	–2,293	–3,106		–2,504
Budgetary balance within the meaning of the Balanced Budget Act	2,191		2,361	2,622	2,500		—
Deposits of dedicated revenues in the Generations Fund	1,453		2,001	2,293	3,106		2,504
Surplus (deficit) within the meaning of the public accounts	3,644		4,362	4,915	5,606		2,504
Non-budgetary transactions
Investments, loans and advances	–971		–2,527	–1,859	–2,538		–3,212
Fixed Assets	–2,176		–1,664	–1,997	–3,013		–2,997
Retirement plans	3,505		3,102	3,340	2,767		3,227
Other accounts(4)	206		2,475	112	1,069		410
Non-budgetary transactions	564		1,386	–404	–1,715		–2,572
Net financial requirements	4,208		5,748	4,511	3,891		–68

Financing transactions
Change in cash position(5)	1,635		–2,029	–685	4,780		4,167
Net borrowings(6)	673		3,482	4,551	-7,303		1,961
Retirement Plans Sinking Fund(7) and funds dedicated to other employee future benefits(8)	–4,932		–5,200	–6,084	–6,262		–5,556
Generations Fund	–1,584	(9)	–2,001	–2,293	4,894	(10)	–504	(10)
TOTAL FINANCING TRANSACTIONS	–4,208		–5,748	–4,511	–3,891		68

(1)	Fiscal 2016, 2017, 2018 and 2019 data have been reclassified to be on the same budgetary structure as Fiscal 2020, as in Budget 2019-2020.
(2)

The Preliminary Results 2019 are based on financial information presented as at March 31, 2019 in Budget 2019-2020, which was released on March 21, 2019. These preliminary results are subject to change.

(3)

The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

(4)	Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.
(5)	A positive number indicates a net decrease in cash.
(6)

Represents mainly new borrowings of $22,546 million, $27,188 million, $19,776 million, $15,417 million and $13,069 million for each of Fiscal 2016 through 2020, respectively, less repayment of borrowings.

(7)

This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).

(8)	These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees.
(9)	Includes a deposit of $131 million from the accumulated surplus of the Commission des normes du travail.
(10)	Includes the use of $8 billion in Fiscal 2019 and $2 billion in Fiscal 2020 to repay borrowings.

2018-2019 Preliminary results

The preliminary data for Fiscal 2019 indicates a budgetary surplus of $2.5 billion, compared to a balanced budget forecasted in March 2018.

Consolidated revenue for Fiscal 2019 is now expected to be $4.0 billion higher than forecasted in March 2018. Excluding revenue from Government enterprises, own-source revenue is adjusted upward by $3.5 billion. This adjustment is explained by higher-than-anticipated revenue from all revenue sources, mainly corporate taxes, personal income tax and miscellaneous revenue. The $741 million increase in revenue from Government enterprises includes an increase in the results of Hydro-Québec, mainly due to the impact of temperatures, which were colder than normal during certain months of Fiscal 2019, as well as a gain on the partial sale to the multinational company Dana Incorporated of the subsidiary TM4, which designs and manufactures electric motors, generators, power electronics and control systems for the commercial, automotive, marine, mining, rail, motorsport and recreational vehicle markets, and an increase in the results of Loto-Québec in all of its activity sectors. The $263 million decrease in federal transfers is explained by lower-than-expected Canada Health Transfer and Canada Social Transfer revenues based on the 2016 population census, which has led to a downward adjustment of Québec's demographic weight in Canada, and an increase in the value of the special Québec abatement, which is subtracted from these transfers.

Expenditure excluding debt service is now expected to be $261 million lower than forecast in March 2018 mainly due by the more-gradual-than-expected implementation of certain infrastructure projects. Debt service has been adjusted downward by $481 million because of accelerated repayment of the debt from the Generations Fund, lower-than-expected long-term interest rates and a smaller debt.

TABLE.11

Summary of revisions for fiscal year 2019 since Budget 2018-2019
(dollar amounts in millions)
	Budget 2018-2019	Revisions	Budget 2019-2020
Own-source revenue
Own-source revenue excluding government enterprises	81,591	3,482	85,073
Government enterprises	4,332	741	5,073
Total own-source revenue	85,923	4,223	90,146
Federal transfers	23,674	–263	23,411
Total consolidated revenue	109,597	3,960	113,557
Expenditure	–99,313	261	–99,052
Debt service	–9,380	481	–8,899
Total consolidated expenditure	–108,693	742	–107,951
Contingency reserve	—	—	—
Use of the stabilization reserve	1,587	–1,587	—
Deposits of dedicated revenues in the Generations Fund	–2,491	–615	–3,106
Budgetary balance within the meaning of the Balanced Budget Act(1)	—	2,500	2,500
(1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

2019-2020 Forecast – Budget 2019-2020

In Budget 2019-2020, the Government maintains a balanced budget for Fiscal 2020. Total consolidated revenue is forecast at $115.6 billion, a 1.8% increase over Fiscal 2019. Excluding revenue from Government enterprises, own-source revenue is forecast at $85.9 billion, a 1.0% increase in relation to Fiscal 2019. This growth reflects primarily the anticipated change in economic activity and the impact of the measures implemented in recent years to ease the tax burden. Revenue from Government enterprises is estimated at $4.8 billion, a 5.8% decrease partly attributable to the results of Hydro-Québec, which will decline due to forecasted results based on normal temperature for Fiscal 2019 compared to the cold weather experienced in the Fiscal 2018 winter. Own-source revenue accounts for nearly 80% of total revenue. Federal transfers are expected to increase by 6.5% to $24,9 billion in Fiscal 2020.

Consolidated expenditures are expected to total $113.0 billion for Fiscal 2020, 4.7% higher than preliminary data for Fiscal 2019. Expenditures excluding debt service will increase by 5.0%, to $104.0 billion. Growth in spending stems primarily from an increase in spending for the “Health and social services” and “Education and culture” missions. Growth also reflects the amounts earmarked for the Contingency Fund in the budget of the secrétariat of the Conseil du trésor. The expenditures-to-GDP ratio is forecast to stand at 25.1% in Fiscal 2020. Debt service is forecast to increase by 1.1% to $9.0 billion owing mainly to the anticipated increase in interest rates and capital investments. The portion of consolidated revenue allocated to consolidated debt service is forecast to stand at 7.8% in Fiscal 2020.

Accounting Standard

A new accounting standard came into force on April 1, 2012 and has been applied since Fiscal 2013. The Minister of Finance, who is responsible for the preparation of the Government’s public accounts, and the Auditor General of Québec, who audits the accounts, have issued differing opinions concerning the interpretation of the revised standard.

Transfer payments from the Government are intended to provide financial assistance to municipalities and to certain universities to fund capital projects. Financial assistance is generally paid to the municipalities over 20 years and to the universities over 25 years. In accordance with the applicable legislation and financial assistance agreements concluded with each of the beneficiaries, the payments are subject to annual approval by Parliament through appropriation acts.

For previous fiscal years, the Government presented such financial assistance as contractual obligations (in the notes and appendices of the Government’s public accounts) until the transfer payments pertaining to such assistance were authorized by an appropriation act during a fiscal year. The payments were then recorded as expenditures. The Minister of Finance believes that the revised standard does not entail any change in the accounting treatment of such financial assistance. The four largest independent firms of chartered professional accountants have validated this interpretation.

The Auditor General believes however that the financial assistance should be recorded as expenditures as soon as the eligible work has been carried out or the capital investments have been acquired for a project.

According to the estimate that the Auditor General of Québec presented in his report on the Government’s consolidated financial statements on March 31, 2018, this interpretation would have implied, as at March 31, 2018, the inclusion of $11.5 billion in the net debt and the debt representing accumulated deficits, and additional expenditures of $1.9 billion in 2017-2018.

The Ministère des Finances du Québec reaffirms its interpretation of the standard regarding the authorization of a transfer expenditure and notes that it is still supported by the four largest independent firms of chartered professional accountants.

Economic Assumptions

The projections in Budget 2019-2020 reflect the following assumptions regarding the economy of Québec for 2019.

TABLE.12

Economic Assumptions included in Budget 2019-2020
(in percentage)
Percentage Change over 2018
GDP
At current markert prices	3.5
In chained 2012 dollars	1.8
Household income	3.4
Business non-residential capital expenditures (2012 prices)	5.0
International exports (2012 prices)	3.1
Household Consumption (2012 prices)	2.0
Labor force	0.8
Employment	0.9
Average Rate
Unemployment rate	5.4

Note:	Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.
Source: Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

TABLE.13

Consolidated Revenue Year ending March 31(1)
(dollar amounts in millions)
				Preliminary			% of
				Results		Forecast	total
	2016	2017	2018	2019	(2)	2020	2020
Income and property taxes
Personal income tax	28,753	29,231	29,528	31,254		32,498	28.1%
Contributions to the Health Services Fund	6,614	5,969	6,221	6,413		6,596	5.7%
Corporate taxes	7,016	7,480	8,142	9,036		8,516	7.4%
School property tax	2,090	2,169	2,243	1,877		1,553	1.3%
	44,473	44,849	46,134	48,580		49,163	42.5%
Consumption taxes
Retail sales	14,517	15,288	16,447	17,254		17,933	15.5%
Fuel	2,306	2,336	2,234	2,252		2,283	2.0%
Tobacco	1,083	1,045	1,014	993		973	0.8%
Alcoholic beverages	634	623	634	641		646	0.6%
Cannabis	—	—	—	8		29	0.0%
	18,540	19,292	20,329	21,148		21,864	18.9%
Revenue from government enterprises(3)
Hydro-Québec	2,680	2,412	2,414	2,575		2,425	2.1%
Loto-Québec	1,202	1,206	1,310	1,360		1,271	1.1%
Société des alcools du Québec	1,067	1,086	1,114	1,141		1,159	1.0%
Other	64	195	255	-3		-77	-0.1%
	5,013	4,899	5,093	5,073		4,778	4.1%

Duties and permits	3,828	3,302	3,965	4,178		4,229	3.7%
Miscellaneous	9,391	10,561	10,398	11,167		10,680	9.2%
Total own source revenue	81,245	82,903	85,919	90,146		90,714	78.4%
Federal transfers
Equalization	9,521	10,030	11,081	11,732		13,124	11.3%
Health transfers	5,487	5,946	6,096	6,306		6,628	5.7%
Transfers for post-secondary education and other social programs	1,542	1,635	1,648	1,597		1,620	1.4%
Other programs	2,351	2,568	3,660	3,776		3,552	3.1%
Total federal transfers	18,901	20,179	22,485	23,411		24,924	21.6%
TOTAL CONSOLIDATED REVENUE	100,146	103,082	108,404	113,557		115,638	100.0%

(1)	Fiscal 2016, 2017, 2018 and 2019 data have been reclassified to be on the same budgetary structure as Fiscal 2020, as in Budget 2019-2020.
(2)

The Preliminary Results 2019 are based on financial information presented as of March 31, 2019 in Budget 2019-2020, which was released on March 21, 2019. These preliminary results are subject to change.

(3)

Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,531 million, $4,274 million and $4,126 million for each of Fiscal 2016 through 2018, respectively, and are expected to be $4,297 million for Fiscal 2019 and $ 3,758 million for Fiscal 2020 after transfer to the Generations Fund.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 15% to 25.75%, in four tax brackets. However, to take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec’s tax system include various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension (previously named the tax credit for experienced workers). To strengthen the work incentive for workers aged 60 and older the Government has enhanced the tax credit for career extension in Budget 2019-2020.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits, which is currently set at 11.6%, will be reduced to 11.5% as of January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a reduced tax rate of 6% that applies to the first $500,000 of income of an eligible enterprise, which will be reduced to 5% as of January 1, 2020, and to 4% as of January 1, 2021. The tax rate applicable to SMEs in the primary and manufacturing sectors is 4%.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities. Eligible enterprises in the manufacturing sector that market a product that incorporates a patent protecting an invention developed in Québec also benefit from a reduction of their tax rate from 11.6% to 4% on their income attributable to the patent. In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the investment tax credit pertaining to manufacturing and processing equipment, which was temporarily enhanced from a range of 4% to 24% to a range of 5% to 45% depending on the region, the activity sector and the size of the business until December 31, 2019. Other measures to promote investment and enhance productivity are also in place such as the increase to 100% in the depreciation rate and the implementation of a new permanent additional capital cost allowance of 30% in respect of computer hardware, manufacturing and processing equipment, clean energy generation equipment and intellectual property, and the introduction of enhanced depreciation allowing businesses to deduct up to three times the usual accelerated capital cost allowance in the year of acquisition in respect of all other types of investment.

A tax on the total payroll is applied to fund the Health Services Fund (“HSF”). The tax rate is 1.70% for corporations with total payrolls of $1 million or less, which will be reduced to 1.65% on January 1, 2020. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $6 million, to 4.26% for corporations with total payrolls of $6 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs will gradually rise from $6 million currently to $7 million as of January 1, 2022, and then be adjusted annually for 2023 and subsequent years based on growth in wages. Until the end of 2020, a contribution holiday to the HSF is being offered to SMEs that hire new specialized workers in the natural and applied sciences sector. Starting in 2019, SMEs from all sectors of activity which hire or retain workers aged 60 and over can benefit from a reduction in Québec payroll contributions related to wages paid to such employees; the reduction can be up to a maximum of $1,250 per worker aged 60 to 64 and $1,875 per worker aged 65 and over.

The school boards levy the school property tax, which must be devoted to the provision of educational services. The Government imposes limits on school boards concerning the revenue that can be generated and the tax rate applied. The tax rate set by the school boards may not exceed $0.35 per $100 of standardized property assessment, and the total revenue may not exceed a maximum amount that the Government determines each year. From July 2018 to June 2019, the school property tax rate is set on a regional basis and equal to the lowest effective tax rate in that region in 2017-2018 (subject to the Government imposed limits). Moreover, a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax, has been established. Starting in July 2019, school property tax rates will be gradually standardized to a single tax rate across Québec and will be based on the lowest effective rate in 2018-2019. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. However, large businesses can obtain only a partial refund of taxes on inputs for energy, telecommunications, road vehicles weighing less than 3,000 kg, gasoline used in these vehicles, and meals and entertainment expenses. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, Québec will gradually, as of January 1, 2018, allow large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund will be available for large businesses as of January 1, 2021.

Since the beginning of its mandate, and including the new initiatives in the March 2019 Québec Economic Plan, the government will have implemented tax reduction measures totalling $5.2 billion for Quebecers.

Those measures include the gradual elimination of the additional contribution for childcare over four years starting in 2019, the start of gradual standardization of school tax rates as of July 1, 2019 (subject to passage of Bill 3, An Act to establish a single school tax rate), an increase in the exemption for support payments in respect of dependent children in determining government assistance programs, the enhancements of the tax credit for career extension and the Drive Green program.

In addition, the Government announced a reform of the school tax system, totalling nearly $3.2 billion over five years, to reduce the school property tax for all homeowners.

Federal Transfers. In 2019-2020, equalization revenues amount to more than half of the federal transfers. Equalization is designed to enable provincial governments to offer reasonably comparable levels of public services without imposing higher taxes. In November 2008, the federal government announced the introduction of new caps on equalization. The federal government announced in its Budget 2018 a few technical changes to the equalization program for the 2019 equalization renewal that will be applied as of Fiscal 2020 until Fiscal 2024 and also confirmed that the equalization program will continue to grow in line with GDP out to Fiscal 2024. The federal government will pay an adjustment payment of $345 million to recipient provinces in Fiscal 2020 to allow the overall funding level of equalization to increase in line with nominal GDP. Québec’s share of this adjustment payment is $249 million.

The federal government contributes to the financing of provincial health programs by means of the Canada Health Transfer (“CHT”) and to post-secondary education and other social programs by means of the Canada Social Transfer (“CST”). The CST and the CHT are allocated on a per capita basis. For Canada as a whole, the CHT is indexed by Canada’s nominal GDP growth with a 3 % floor and the CST is indexed by 3% per year for an indefinite period.

On March 10, 2017, the federal government and Québec entered into a health funding agreement that includes:

—	an annual CHT growth corresponding to that of Canada’s nominal GDP, with a 3% floor, for a ten-year period as of Fiscal 2018;

—	an asymmetrical agreement (Québec will apply its own plan, including mental health and home care, and will report itself to Quebecers by opting out of the accountability and reporting mechanisms) of nearly $2.5 billion, corresponding to Québec’s demographic share of the non-CHT targeted funds of $11 billion for the period from Fiscal 2018 to Fiscal 2027; and

—	an asymmetrical agreement, providing for the use of $1.2 billion over 11 years from the childcare component of the new federal social infrastructure funds announced in the recent federal budget. Québec has had a daycare network since 1997, and it alone funds the network’s development. The Government obtained from the federal government the ability to use part of the amounts set aside for infrastructure development to finance its priorities.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by mission and debt service.

TABLE.14

Consolidated expenditure by mission
Year ending March 31 (1)
(dollar amounts in millions)

				Preliminary		Forecast	% of Total
	2016	2017	2018	Result 2019	(2)	2020	2020
Health and Social Services	37,527	38,738	40,176	41,978		44,429	39.3%
Education and Culture	20,997	21,821	22,780	23,706		25,357	22.4%
Economy and Environment	11,742	12,358	14,460	15,807		15,424	13.6%
Support for Individuals and Families	9,594	9,585	9,816	10,200		10,832	9.6%
Administration and Justice	6,633	6,691	7,017	7,361		7,996	7.1%
Expenditure	86,493	89,193	94,249	99,052		104,038	92.0%
Debt service:
Direct debt service	7,278	7,218	7,468	7,539		7,984	7.1%
Interest ascribed to the retirement plans and employee future benefits	2,731	2,309	1,772	1,360		1,012	0.9%
Total debt service	10,009	9,527	9,240	8,899		8,996	8.0%
TOTAL CONSOLIDATED EXPENDITURE	96,502	98,720	103,489	107,951		113,034	100.0%

(1)	Fiscal 2016, 2017, 2018 and 2019 data have been reclassified to be on the same budgetary structure as Fiscal 2020, as in Budget 2019-2020.
(2)	The Preliminary Results 2019 are based on financial information presented as at March 31, 2019 in Budget 2019-2020, which was released on March 21, 2019. These preliminary results are subject to change.

Health and Social Services.

The Health and Social Services mission consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec.

Expenditures are expected to total $44.4 billion in Fiscal 2020. These expenditures will raise spending by health institutions to a level that enables them to improve care access and quality, support the autonomy of seniors living at home and in residential and long-term care centers and reduce waiting lists and focus on health prevention.

Education and Culture.

The Education and Culture mission consists primarily of the activities of the education networks, student financial assistance, programs in the cultural sector and immigration-related programs.

Expenditures are expected to total $25.4 billion in Fiscal 2020. Expenditures anticipated in Budget 2019-2020 will be used, in particular, to enhance support for students throughout their school career, to increase the higher education graduation rate and to better financially support students. The expenditures will also cover the funding in educational infrastructure to, among other things, enhance the overall state of assets, expand educational facilities and implement the digital strategy.

Economy and Environment.

The Economy and Environment mission primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support.

Expenditures are expected to total $15.4 billion in Fiscal 2020. This increase will address the challenges facing the Québec economy, in particular to foster economic development in all regions, stimulate research and innovation, promoting entrepreneurship, ensure financing for growing businesses and encourage business investment.

Support for Individuals and Families.

The Support for Individuals and Families mission primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures.

Expenditures are expected to total $10.8 billion in Fiscal 2020.

Administration and Justice.

The Administration and Justice mission consists of the activities of the Legislature, central bodies and public security, as well as administrative programs.

Expenditures are expected to total $8.0 billion in Fiscal 2020.

Debt service. Expenditures are expected to increase by 1.1% in Fiscal 2020 compared with Fiscal 2019. This increase is principally attributable to the anticipated increase in interest rates and capital investments.

Government Employees and Collective Unions

In its Budget 2019-2020, the Government plans to spend $47.9 billion for the remuneration of its employees, including health and educational workers.

The renewal of collective agreements for approximately 535,000 unionized government employees is upcoming at the end of the year 2019-2020. Offering quality services to a wide range of clients, given the Government’s pledge to maintain a balanced budget, will remain the central factor in determining the Government's choices.

The Government has announced that it must ensure that physicians working within Québec’s public healthcare system receive reasonable remuneration, while staying within the Government’s financial means. Following up on the agreements the Government has reached with both provincial medical federations, two separate studies on remuneration gaps for general practitioners and for specialist physicians are being conducted by the Canadian Institute for Health Information (CIHI).

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

TABLE.15

Non-Budgetary Transactions(1)
Year ending March 31(2)
(dollar amounts in millions)

				Preliminary	Forecast
	2016	2017	2018	Results 2019 (3)	2020
Investments, loans and advances
Government enterprises
Shares and investments	—	–201	—	—	—
Change in the equity value of investments(4)	–384	–461	–534	–303	–500
Loans and advances	72	149	35	–10	– 100
Total Government enterprises	–312	–513	–499	–313	–600
Other	–659	–2,014	–1,360	–2,225	–2,612
Total investments, loans and advances	–971	–2,527	–1,859	–2,538	–3,212
Fixed assets
Net investments	–5,908	–5,531	–5,921	–7,150	–7,300
Depreciation	3,732	3,867	3,924	4,137	4,303
Total fixed assets	–2,176	–1,664	–1,997	–3,013	–2,997
Retirement plans
Cost of vested benefits, amortizations and contributions(5)	3,449	3,230	3,704	2,867	2,921
Interest on the actuarial obligation(6)	6,036	6,078	6,444	6,392	6,550
Benefits, contributions, repayments and administrative expenses	–5,980	–6,206	–6,808	–6,492	–6,244
Total retirement plans(7)	3,505	3,102	3,340	2,767	3,227
Other accounts	206	2,475	112	1,069	410
TOTAL NON-BUDGETARY TRANSACTIONS	564	1,386	–404	–1,715	–2,572

(1)	A negative entry indicates a financial requirement and a positive entry indicates a source of financing.
(2)	Fiscal 2016, 2017, 2018 and 2019 data have been reclassified to be on the same budgetary structure as Fiscal 2020, as in Budget 2019-2020.
(3)	The Preliminary Results 2019 are based on financial information presented as at March 31, 2019 in Budget 2019-2020, which was released on March 21, 2019. These preliminary results are subject to change.
(4)	Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).
(5)	The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE (See below - “Retirement Plans”). For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.
(6)	Doesn't take into account the income from the Retirement Plans Sinking Fund of $2,430 million, $2,974 million, $3,361 million and $4,247 million for each of Fiscal 2015 through 2018, respectively. The income for Fiscal 2019 is expected to be $4,885 million.
(7)	The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $75.4 billion, is estimated at $97.2 billion for Fiscal 2018, consisting of $79.1 billion in respect of RREGOP and RRPE and $18.1 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

Fixed Assets. The Government records fixed assets and depreciates them over their useful life. Fixed assets consist of acquisitions and dispositions and the cost of depreciation of the recorded value of these fixed assets.

Retirement Plans. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE cover 565,838 employees and other plans cover 18,718 employees as of December 31, 2017.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as this proportion was 74% as of March 31, 2018.

Sums will continue to be accumulated in the RPSF so as to continue reducing the gap that exists between the Government’s obligations in regard to the retirement plans of public sector employees and the sums it holds to meet these obligations.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec’s financial assets and liabilities.

TABLE.16

Québec's Financial Assets and Liabilities
Year ending March 31
(dollar amounts in millions)

	2017	2018
Financial Assets(1)	78,103	87,262
Liabilities(2)	259,858	263,805
Government Guaranteed Debt(3)	42,882	43,160

(1)	Financial assets include cash, short-term investments, accounts receivable, inventories and other assets intended for sales, portfolio investments, investment in government enterprises, interests in government business partnerships, loans, the Generations Fund and deferred expenses related to debts. Short-term investments, which include banker’s acceptances, notes, Treasury bills, deposit certificates, term deposit, bonds, and other similar instruments equalled, as at March 31, 2018, $11,355 million compared to $9,805 million as at March 31, 2017.
(2)	Liabilities are comprised of accounts payable and accrued expenses, deferred revenue, other liabilities, pension plans and other employee future benefits, debt before deferred foreign exchange gains (losses) and deferred foreign exchange gains (losses).
(3)	See “Public Sector Debt – Guaranteed Debt”.

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, government bodies whose reporting entities are included in the Government’s reporting entity and government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government may guarantee the debt of some of these enterprises. Some of them pay dividends to the Government. Société des alcools du Québec and Loto-Québec transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

TABLE.17

Major Government Enterprises and Bodies
Area of Activity
Enterprises included in the Government’s reporting entity

Hydro-Québec	Generation, transmission and distribution of electric power

Loto-Québec	Gaming

Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages

Société Québécoise du Cannabis	Retail sale of cannabis products

Investissement Québec	Economic development

Government bodies whose reporting entity is included in the Government’s reporting entity

Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity

Société d'habitation du Québec (SHQ)	Development and management of public housing

Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure

Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity

Caisse de dépôt et placement du Québec (Caisse)	Investment management

Retraite Québec	Pension funds supervision and public sector pension funds management

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.18

Financial Information on Certain Government Enterprises(1)
(dollar amounts in millions)

								Debt
				Accumulated		Total		Guaranteed			Net
	Share	Loans and		Surplus		Government		by the			Income
	Capital	Advances	(2)	(Deficit)	(3)	Investments	(4)	Government	Assets	Revenue	(Loss)
Enterprises included in the Government's reporting entity

Hydro-Québec(5) (12-31-2018)	4,374	—		16,835		21,209		43,971	76,989	14,370	3,192

Loto-Québec (03-31-2018)	—	—		122		122		—	1,234	3,769	1,335

SAQ (03-31-2018)	30	—		11		41		—	813	3,252	1,114

(1)	All financial information is as of the fiscal year-end indicated for each enterprise.
(2)	Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).
(3)	Includes accumulated other comprehensive income.
(4)	Total Government Investment is the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual enterprises below).
(5)	Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government’s Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2019, the Government received a dividend of $2.394 billion from Hydro-Québec, compared with $2.135 billion in Fiscal 2018.

As of December 31, 2018, Hydro-Québec operates 63 hydroelectric plants with a combined installed capacity of 36,767 MW and 24 thermal plants totaling 543 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2018, Hydro-Québec also purchased all the output from 41 wind farms (3,876 MW) and 7 small hydropower plants (107 MW) and almost all the output from 8 biomass and 4 biogas cogeneration plants (272 MW) operated by independent power producers. Moreover, 992 MW are available under long-term contracts with other suppliers. Hydro-Québec maintains approximately 21,000 miles of transmission lines.

TABLE.19

Hydro-Québec's Operations
Year ended December 31
(dollar amounts in millions)(1)

	2014	2015	2016	2017	2018
Total revenue from electricity sales	13,145	13,362	13,199	13,414	13,865
Revenue from electricity sales outside Québec	1,629	1,700	1,626	1,651	1,731
Capital investments affecting cash	3,815	3,440	3,460	3,754	3,402
Net income	3,325	3,147	2,861	2,846	3,192
Debt guaranteed by Goverment (at end of period)	40,939	43,672	43,491	42,942	43,971
Total electricity sales (terawatthours)	200.8	201.1	202.0	205.6	209.3
Interest coverage(2)	2.23	2.20	2.16	2.13	2.18
Capitalization ratio(3)	28.9%	30.1%	30.5%	30.7%	31.8%

(1)	Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
(2)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
(3)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997. The Energy Board has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission and distribution of electric power; approve its electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize its transmission and distribution investment projects; approve its distribution commercial programs; and rule upon complaints from customers concerning rates or conditions of services.

The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price for 2018 was 2.92¢/kWh.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec – Aboriginal Peoples” above).

In February 2010, CF(L)Co instituted proceedings against Hydro-Québec seeking the modification, effective as of November 30, 2009, of the pricing terms under the 1969 Power Contract by increasing the contract price payable by Hydro-Québec to CF(L)Co. Alternatively, CF(L)Co is seeking the termination of the 1969 Power Contract. CF(L)Co and its affiliates have attempted on two prior occasions to challenge Hydro-Québec’s rights under the 1969 Power Contract. The Supreme Court of Canada ruled in favour of Hydro-Québec on both occasions. In the most recent challenge, in July 2014 the Québec Superior Court dismissed CF(L)Co’s request and confirmed Hydro-Québec’s rights under the 1969 Power Contract. On appeal, the Québec Court of Appeal confirmed the Superior Court decision in August 2016. On further appeal, the Supreme Court of Canada confirmed the Québec Court of Appeal decision and rejected CF(L)Co’s request for a revision of the pricing terms under the 1969 Power Contract.

In July 2013, Hydro-Québec filed legal proceedings against CF(L)Co before the Québec Superior Court to determine the interpretation of two essential Hydro-Québec rights, set forth in the 1969 Power Contract. In August 2016, the Québec Superior Court rendered its decision (this decision was rectified on November 8, 2016 with no changes to its conclusions), confirming Hydro-Québec’s rights. In September 2016, CF(L)Co appealed the decision to the Québec Court of Appeal. The hearing took place on December 4, 2018 and the parties are now awaiting the decision of the Court of Appeal of Québec.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in some 8,500 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to some Government-specified purpose accounts, for example to fund the fight against pathological gambling. The Budget 2019-2020 forecasts a dividend of $1.3 billion for Fiscal 2020 compared with $1.4 billion expected in Fiscal 2019 and $1.3 billion received in Fiscal 2018.

Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2019-2020, payment of a dividend of $1.2 billion by the SAQ is forecasted for Fiscal 2020, compared with $1.1 billion expected in Fiscal 2019 and $1.1 billion received in Fiscal 2018.

Société québécoise du cannabis (“SQDC”). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed on June 12, 2018 in anticipation of the legalization of cannabis in Canada which became law on October 17, 2018.

The dividends paid by SQDC are paid into the Cannabis Sales Revenue Fund. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

To increase the amounts made available to Investissement Québec, Budget 2019-2020 provides for a $1 billion increase in its capital stock, to $5 billion. This increase will enhance the ability of Investissement Québec to invest in businesses.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2018, the net assets of the Caisse (at market value) totaled $309.5 billion. The main depositors and their respective assets on deposit (at market value) were as follows: Retirement Plans Sinking Fund, $83.2 billion; Québec Pension Plan (“QPP”), $72.6 billion; Government and Public Employees Retirement Plan (“RREGOP”), $70.4 billion; Régime supplémentaire de rentes pour les employés de l’industrie de la construction du Québec, $23.3 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $16.6 billion; Société de l’assurance automobile du Québec (“SAAQ”), $12.1 billion; Generations Fund, $11.3 billion and Régime de retraite du personnel d’encadrement (“RRPE”), $8.0 billion.

In 2018, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 3.7% to 4.4%, depending on their specific asset allocations. The overall return for the year ended December 31, 2018 was 4.2%. The overall average return of the Caisse over the past 5 years was 8.4%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is estimated at $6.3 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week. The construction of the REM began in April 2018, and the project schedule calls for gradual commissioning of the REM starting in the summer of 2021.

The REM’s funding includes a $2.95-billion investment by the Caisse, a $1.28-billion investment by the Government and a $1.28-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

On May 6, 2019, the Government announced the beginning of preliminary studies by the Caisse for the expansion of the REM and the evaluation of a new electric public transit system in the east end of Montréal.

As of December 31, 2018, the Caisse’s investments were distributed as follows: 23.6% in fixed-income securities, 36.7% in variable-income securities, 39.2% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure) and 0.4% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $49.5 billion (at market value).

The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse’s constituting statutes provide for the creation of three committees of the board of directors — an audit committee, a governance and ethics committee and a human resources committee — and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provides rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. On January 1, 2016, the Commission administrative des régimes de retraite et d’assurance (“CARRA”) and the Régie des rentes du Québec (“RRQ”) merged into one agency under the name Retraite Québec.

Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2018, Retraite-Québec entrusted $72.6 billion of funds to the Caisse (at market value).

For a number of years, the QPP has faced increased financial pressure stemming chiefly from the aging of the population and the continuing improvement in life expectancy. Accordingly, based on the Actuarial Report of the Québec Pension Plan as of December 31, 2015, the steady-state contribution rate, i.e., the rate needed to secure the Plan’s long-term financial stability, would be 10.87%.

The Plan contribution rate is 10.8% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism would restore balance to the Plan’s funding, if required. The statutory contribution rate will require adjusting if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2018 and March 31, 2019, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $258.0 billion and $252.0 billion, respectively, of which 6.2% and 6.1% was held by the Caisse.

Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2019, the net retirement plans liability totalled $18.4 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

					Preliminary
	2015	2016	2017	2018	Results 2019	(2)
Government Funded Debt
Borrowings - Government	176,632	179,455	183,500	189,167	182,680
Borrowings - to finance Government Enterprises	383	308	258	218	228
Government Guaranteed Debt(3)	41,662	43,843	42,882	43,160	43,053
Municipal Sector Debt	23,305	23,846	24,058	24,505	25,173
Education Institutions(4)	814	875	898	910	910
Public Sector Funded Debt(5)	242,796	248,327	251,596	257,960	252,044
Per Capita ($)	29,790	30,375	30,586	31,088	30,039
As percentage of(6)
GDP	64.7%	64.3%	63.3%	61.8%	58.0%
Household income	72.0%	71.2%	70.0%	68.8%	64.4%

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2019 are based on financial information available as of March 31, 2019. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Includes debt covered by the Government’s commitments (see “Government’s Commitments”).
(6)	Percentages are based upon the prior calendar year’s GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2018, unfunded debt of the Government was $12.2 billion consisting of Treasury Bills of $3.9 billion plus $7.9 billion representing the excess of short-term liabilities over short-term assets and $0.4 billion representing commercial paper. On March 31, 2019, unfunded debt of the Government is estimated, on a preliminary basis, at $19.5 billion consisting of Treasury Bills of $3.9 billion plus $15.6 billion representing the excess of short-term liabilities over short-term assets.

TABLE.21

Government Funded Debt As of March 31
(dollar amounts in millions)(1)

								Average
							Average	Term to
					Preliminary		Interest	Maturity
					Results		Rate 2019	2019
	2015	2016	2017	2018	2019	(2)	(%)	(years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	180,513	185,307	189,633	196,379	192,091		4.0	13.3
Savings Products	9,222	9,456	9,897	10,295	10,987		2.8	—
Payable in Foreign Currencies
United States Dollars	1,557	3,118	4,604	5,387	4,003		4.0	4.9
Japanese Yen	-1	—	—	—	—		2.4	9.8
Swiss Francs	-4	–3	–2	–1	-1	(3)	1.4	4.5
Euros	1,322	1,427	1,383	1,533	1,433		1.9	5.8
Pounds Sterling	—	—	—	– 1	– 3		1.9	3.9
Australian Dollars	3	2	4	3	3	(3)	4.2	6.2
Others currencies	—	—	—	—	—
Funded Debt	192,612	199,307	205,519	213,595	208,513
Less: Sinking Funds(4)	15,980	19,852	22,019	24,428	25,833
Net borrowings - Funded Debt - Government(5)	176,632	179,455	183,500	189,167	182,680		3.8	11.1
Borrowings - to finance Government Enterprises
Payable in Canadian Dollars
Debentures and Other Loans	383	308	258	218	228
Total borrowings - to finance Government Enterprises	383	308	258	218	228
Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,894	3,895	3,893	3,884	3,879
Excess of short-term liabilities over short-term assets	7,101	7,473	8,347	7,888	15,612
Payable in American Dollars
Commercials papers	3,239	2,234	1,269	429	—
Total Borrowings - Unfunded Debt -Government	14,234	13,602	13,509	12,201	19,491

(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2019 are based on financial information available as of March 31, 2019. These preliminary results are subject to change.
(3)	The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.
(4)	Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.
(5)	Subsequent to March 31, 2019, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $3.3 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.4 billion. The Government has also a line of credit for operations of $1.2 billion.

The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2019, net of a sinking fund balance of $25,833 million ($24,428 million as of March 31, 2018) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2019. These preliminary results are subject to change.

TABLE.22

Maturities of Government Funded Debt for Borrowings - Government
(dollar amounts in millions)(1)

Fiscal
Year	Canadian	U.S.	Australian	Pounds	Swiss		Total	Total
Payable	Dollars	Dollars	Dollars	Sterling	Francs	Euros	2018-2019	2017-2018
Year 1	15,382	– 206	—	—	—	—	15,176	20,869
Year 2	12,201	107	—	—	—	—	12,308	14,669
Year 3	14,805	24	—	—	1	—	14,830	12,093
Year 4	12,925	24	—	– 1	—	—	12,948	15,725
Year 5	14,481	–1,337	—	– 2	– 1	– 27	13,114	13,754
1-5 years	69,794	–1,388	—	– 3	—	– 27	68,376	77,110
6-10 years	51,962	848	3	—	– 1	– 57	52,755	53,936
11-15 years	8,577	288	—	—	—	—	8,865	8,571
16-20 years	14,720	—	—	—	—	—	14,720	9,506
21-25 years	16,184	—	—	—	—	—	16,184	14,982
26-59 years	21,780	—	—	—	—	—	21,780	25,062
	183,017	– 252	3	– 3	– 1	– 84	182,680	189,167

(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2019, after taking into account currency swap agreements and foreign exchange forward contracts, including unrealized currency gains of $195 million which will be amortized over the remaining term of this debt.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets. For that purpose, Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec and for liquidity purposes. However, Québec will be under no obligation to repay out of this general sinking fund any particular series of notes nor will any notes of designated series be redeemable for sinking fund purposes.

For the year ended March 31, 2018, the amount set aside for sinking fund purposes was $1,045 million and, at that date, the aggregate value of sinking funds was $24,428 million (including $13,260 million for the purpose of prudential liquidity), of which $9,378 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2019, the amount set aside for sinking fund purposes was $1,076 million and, at that date, the aggregate value of sinking funds was $25,833 million (including $13,219 million for the purpose of prudential liquidity), of which $10,511 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23

Guaranteed Funded Debt (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)

								Average
							Average	Term to
					Preliminary		Interest Rate	Maturity
	2015	2016	2017	2018	Results 2019	(2)	2019 (%)	2019 (years)
Hydro-Québec	41,662	43,843	42,882	43,160	43,053		5.02	17.50
	41,662	43,843	42,882	43,160	43,053		5.02	17.50

(1)	Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2019 are based on financial information available as of March 31, 2019. These preliminary results are subject to change.

As of March 31, 2019, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,809 million, including $4,033 million borrowed from financial institutions under a student loan program and $3,776 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and transportation commissions) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24

Funded Debt of the Municipal Sector and Other Institutions
As of March 31
(dollar amounts in millions)(1)

					Preliminary
	2015	2016	2017	2018	Results 2019 (2)
Municipal Sector	23,305	23,846	24,058	24,505	25,173
Education Institutions(3)	814	875	898	910	910
	24,119	24,721	24,956	25,415	26,083

(1)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.
(2)	The Preliminary Results 2019 are based on financial information available as of March 31, 2019. These preliminary results are subject to change.
(3)	Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 85% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Habitation supervises and controls the borrowings of all Québec municipal corporations and urban communities.

In 2017 (the most recent year for which information is available), local sector expenditure including school corporations totalled $34.6 billion, representing 27.3% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, increased from $2,998.7 million in 2016 to $3,003.7 million in 2017. Net long-term debt of the municipal sector supported by local taxpayers increased from $20.9 billion as of December 31, 2016 to $22.4 billion as of December 31, 2017. This debt, as a percentage of real estate valuation, increased from 2.2% as of December 31, 2016 to 2.3% as of December 31, 2017.

Government’s Commitments

The following table shows information on the Government’s commitments for the repayment of the principal on borrowings made for capital expenditures by the educational institutions as well as by the municipal sector. The amounts for Fiscal 2019 are not yet publicly available.

TABLE.25

Government's Commitments(1)
As of March 31
(dollar amounts in millions)(2)

	2015	2016	2017	2018
Education Institutions	2,819	2,817	2,879	2,956
Municipal Sector	4,702	4,782	5,142	6,613
Others Beneficiaries	1,045	1,125	1,148	1,269
	8,566	8,724	9,169	10,838

(1)	Including commitments to repay loans from borrowings made by the Government on behalf of these entities. The debt covered by these commitments is included in the Funded Debt of Public Sector (see Table 20 “Funded Debt of Public Sector”).
(2)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2019 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, Documentation financière et conformité, 12, rue Saint-Louis, bureau 2.33, Québec, Québec, G1R 5L3, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicates present or future characteristics of the funded debt of Borrowings – Government outstanding as of March 31, 2019. Previous characteristics are not indicated.

TABLE. 26

Borrowings-Government outstanding as of March 31, 2019

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
A) Payable in Canadian Dollars
2021-12-01	2001-02-13	06-01 & 12-01	4.50	828,857,324	853,189,571	CA748148QY27	Real Return Bonds. Yields linked to the CPI for Canada
2022-03-03	2017-03-03	03-03 & 09-03	1.67	500,000,000	499,693,156	CA748148RW51	Green bond
2023-01-16	1993-03-04	01-16 & 07-16	9.38	2,202,200,000	2,222,302,478	US748148NX78	SFP(1) : 1994-01-16
2023-03-01	2018-03-01	03-01 & 09-01	2.48	500,000,000	499,432,140	CA748148BY81	Green bond
2023-03-30	1992-12-29	03-30 & 09-30	9.50	375,000,000	374,435,162	CA748148PA59
2024-02-22	2019-02-22	02-22 & 08-22	2.25	800,000,000	799,890,331	CA748148RY18	Green bond
2025-07-06	2018-07-06	01-06 & 07-06	2.60	500,000,000	499,033,508	CA748148RX35	Green bond
2026-04-01	1996-07-19	04-01 & 10-01	8.50	2,176,100,000	2,264,413,014	CA748148PZ01	SFP(1) : 1997-04-01
2026-12-01	1998-02-27	06-01 & 12-01	4.50	1,287,893,585	1,310,767,259	CA748148QG11	Real Return Bonds. Yields linked to the CPI for Canada
2029-10-01	1998-05-01	04-01 & 10-01	6.00	2,737,300,000	2,704,554,198	CA748148QJ59	SFP(1) : 1999-10-01
2031-12-01	2001-02-13	06-01 & 12-01	4.25	1,327,572,293	1,485,616,615	CA748148QZ9	Real Return Bonds. Yields linked to the CPI for Canada
2031-12-01	2002-11-13	06-01 & 12-01	3.441	24,835,081	24,834,910	CA748148RF29	Real Return Bonds. Yields linked to the CPI for Canada
2032-06-01	2000-06-27	06-01 & 12-01	6.25	4,200,200,000	4,165,906,545	CA748148QT3
2036-12-01	2003-07-28	06-01 & 12-01	5.75	4,082,900,000	4,177,305,270	CA748148RL9
Medium-Term Notes
2019-08-21	2014-05-21	02-21 & 05-21, 08-21 & 11-21	Floating	2,033,000,000	2,033,000,000	CA74814ZEU36	CAD-BA (3 months) + 0.165%; SFP(3) : $300 million
2019-12-01	2009-05-08	06-01 & 12-01	4.50	2,000,000,000	2,004,829,195	CA74814ZEE93
2020-06-10	2016-03-10	03-10 & 06-10, 09-10 & 12-10	Floating	1,000,000,000	1,000,000,000	CA74814ZEY57	CAD-BA (3 months) + 0.330%; SFP(3) : $1,000 million
2020-12-01	2004-12-07	06-01 & 12-01	5.00	100,000,000	99,802,133	CA74814ZDC47
2020-12-01	2010-04-09	06-01 & 12-01	4.50	6,400,000,000	6,476,537,707	CA74814ZEG42
2021-12-01	2011-02-08	06-01 & 12-01	4.25	7,500,000,000	7,620,203,172	CA74814ZEH25	SFP(3) : $1,500 million
2022-04-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,000,000,000	1,000,372,303	CA74814ZEZ23	CAD-BA (3 months)+ 0.415%; SFP(3): $1,000 million

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2022-12-01	2011-12-02	06-01 & 12-01	3.50	6,900,000,000	7,020,993,524	CA74814ZEL37	SFP(3) : $400 million
2023-03-30	1995-08-09	03-30 & 09-30	9.50	194,500,000	195,227,893	CA74814ZAX11
2023-09-01	2012-12-05	03-01 & 09-01	3.00	6,370,000,000	6,364,679,547	CA74814ZEP41	SFP(3) : $1,760 million
2023-10-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,021,000,000	1,021,160,804	CA74814ZFA62	CAD-BA (3 months) + 0.545%
2024-09-01	2013-12-18	03-01 & 09-01	3.75	6,000,000,000	6,143,724,839	CA74814ZES89	SFP(1) : 2014-09-01
2024-10-13	2017-04-13	04-13 & 07-13, 10-13 & 01-13	Floating	1,500,000,000	1,500,961,115	CA74814ZFC29	SFP(3) : $870 million
2025-06-01	2004-12-08	06-01 & 12-01	5.35	652,000,000	661,158,672	CA74814ZDE03
2025-09-01	2015-01-12	03-01 & 09-01	2.75	6,000,000,000	6,086,453,502	CA74814ZEV19	SFP(2) : 2015-09-01
2026-04-01	1996-12-27	04-01 & 10-01	8.50	100,000,000	102,465,716	CA74814ZBH51	SFP(1) : 1997-04-01
2026-04-01	1999-01-12	04-01 & 10-01	8.50	90,000,000	98,684,707	CA74814ZCA99
2026-04-01	2003-07-22	04-01 & 10-01	5.50	74,332,000	74,030,264	CA74814ZCX9
2026-04-01	2007-04-01	04-01 & 10-01	7.50	165,850,000	165,850,000	CA74814ZDS98
2026-04-01	2011-04-01	04-01 & 10-01	6.40	90,000,000	90,000,000	CA74814ZEJ80
2026-09-01	2016-02-22	03-01 & 09-01	2.50	6,000,000,000	6,079,484,084	CA74814ZEX74	SFP(2) : 2016-09-01; SFP(3) : $250 million
2027-09-01	2017-01-30	03-01 & 09-01	2.75	6,000,000,000	6,057,204,096	CA74814ZFB46
2028-01-01	2008-06-20	04-01 & 07-01, 10-01 & 01-01	1.797	334,518,749	334,518,749	CA74814ZDV28	Real return medium-term notes. Yields linked to the CPI for Canada.
2028-04-01	1999-02-19	04-01 & 10-01	6.10	5,000,000	5,000,000	CA74814ZCD3
2028-09-01	2018-04-05	03-01 & 09-01	2.75	6,000,000,000	5,942,116,694	CA74814ZFD02
2035-04-01	1995-01-31	04-01	—	150,000,000	100,303,326	CA74814ZAH60	Others(1)
2035-04-01	1995-04-11	04-01 & 10-01	—	150,000,000	88,225,379	CA74814ZAS26	From 1999-04-01 to 2006-10-01: $2,000,000 each Interest Payment Date
2035-04-01	1995-04-13	04-01 & 10-01	—	100,000,000	58,962,615	CA74814ZAT09	Others(2)
2035-04-01	1997-12-15	04-01 & 10-01	6.50	300,000,000	297,873,510	CA74814ZBP7
2035-04-01	1999-02-02	—	—	456,000,000	247,370,708	CA74814ZCB72	Zero-coupon note
2036-12-01	2008-11-04	06-01 & 12-01	3.25	848,174,412	902,435,769	CA74814ZDW01	Real return medium-term notes. Yields linked to the CPI for Canada.
2038-12-01	2006-08-29	06-01 & 12-01	5.00	5,000,000,000	5,044,332,563	CA74814ZDK62

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	or ISIN Code	References
2039-10-01	1999-02-05	—	—	525,000,000	247,799,084	CA74814ZCC5	Zero-coupon note
2040-04-01	2000-05-25	04-01 & 10-01	Various	463,000,000	474,697,779	CA74814ZCJ0	Others(3)
2041-12-01	2009-09-22	06-01 & 12-01	5.00	9,200,000,000	9,820,240,162	CA74814ZEF68	SFP(1) : 2017-12-01
2043-07-08	2003-07-08	01-08 & 07-08	5.60	80,000,000	80,248,271	CA74814ZCW1
2043-12-01	2011-08-17	06-01 & 12-01	4.25	7,500,000,000	8,146,461,866	CA74814ZEK53	SFP(3) : $500 million; SFP(1) : 2017-12-01
2045-12-01	2013-04-30	06-01 & 12-01	3.50	10,000,000,000	9,839,848,065	CA74814ZER07	SFP(1) : 2013-12-01
2048-12-01	2015-09-28	06-01 & 12-01	3.50	11,000,000,000	11,826,341,168	CA74814ZEW91	SFP(1) : 2015-12-01
2049-09-21	2008-12-01	09-21 & 03-21	5.10	13,440,000	13,514,750	CA74814ZDX83
2051-09-21	2006-11-23	09-21 & 03-21	5.00	420,000,000	444,561,491	CA74814ZDN02
2051-12-01	2019-01-25	06-01 & 12-01		1,000,000,000	1,000,691,349	CA74814ZFE84	SFP(1): 2019-12-01
2053-09-21	2008-12-01	09-21 & 03-21	5.10	37,192,000	38,060,716	CA74814ZDY66
2056-12-01	2006-04-07	06-01 & 12-01	Various	1,500,000,000	1,490,456,562	CA74814ZDJ99	Others(4)
2057-09-21	2008-12-01	09-21 & 03-21	5.10	9,857,000	9,843,865	CA74814ZDZ32
2058-09-21	2008-12-01	09-21 & 03-21	5.10	38,326,000	40,215,097	CA74814ZEA71
2059-09-21	2008-12-01	09-21 & 03-21	5.10	6,294,000	6,296,357	CA74814ZEB54
2061-09-21	2009-02-11	09-21 & 03-21	5.00	25,000,000	25,122,997	CA74814ZEC38
2062-09-21	2006-11-23	09-21 & 03-21	6.70	150,000,000	202,279,587	CA74814ZDP59
2065-06-01	2009-03-02	06-01 & 12-01	Various	385,000,000	371,217,184	CA74814ZED11	Others(5)
2065-06-01	2012-05-22	06-01 & 12-01	Various	335,000,000	353,549,261	CA74814ZEM10	Others(6)
2065-09-21	2006-09-21	09-21 & 03-21	6.35	940,000,000	1,184,340,136	CA74814ZDM29
2075-06-01	2012-11-13	06-01 & 12-01	3.279	100,000,000	111,487,665	CA74814ZEN92	Others(7)
2076-12-01	2007-06-29	06-01 & 12-01	Various	500,000,000	490,949,946	CA74814ZDT71	Others(8)

				Canadian Dollars
	Issue	Interest Payment	Coupon			CUSIP Number
Maturity Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
Savings Products
Savings Bonds
2019-2027		06/01	1.73 - 2	741,376,662	741,376,662		Put(1)
Other Savings Products
2019-2028		Various	Various	10,245,130,293	10,245,130,293
Receiver General of Canada
2019-2039	1999-2013	02-01 & 08-01	3.55 - 6.93	95,397,049	95,397,049		Put(2)
Immigrant Investor Program
2019-2024	2014-2019		1.15 - 2.86	5,517,600,000	5,232,513,863
Société d'habitation du Québec							Others(9)
2019-04-01	2017-04-01	1st of each month	1.050	1,540,587	64,857
2019-05-04	2014-05-04	4st of each month	1.980	31,572,162	7,026,414
2019-06-01	2018-06-01	1st of each month	1.91	57,471	14,471
2019-06-01	2016-06-01	1st of each month	0.930	13,021,909	1,098,960
2019-11-01	2018-11-01	1st of each month	2.37	38,315	25,641
2020-02-01	2017-02-01	1st of each month	1.120	8,498,957	2,626,724
2020-03-01	2015-03-01	1st of each month	0.980	15,858,151	5,549,398
2020-04-01	2017-04-01	1st of each month	1.17	89,687	32,750
2020-04-01	2015-04-01	1st of each month	1.05	157,084,399	103,186,567
2020-06-01	2018-06-01	1st of each month	2.17	279,183	175,894
2020-06-01	2010-06-01	1st of each month	3.43	56,624,229	32,381,675
2020-07-01	1999-07-01	07/01	Various	4,388,252	733,155
2020-10-01	2010-10-01	1st of each month	3.13	94,942,095	34,425,610
2020-11-01	2018-11-01	1st of each month	2.54	2,199,095	1,840,025
2021-06-01	2016-06-01	1st of each month	1.14	328,134	263,586

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2021-06-01	2018-06-01	1st of each month	2.25	1,181,740	893,667
2021-07-01	1999-07-01	07/01	Various	18,067,226	5,229,921
2021-07-01	2014-07-01	07/01	6.875	2,615,622	1,273,534
2021-11-01	2018-11-01	1st of each month	2.57	8,825,741	7,877,219
2021-12-01	2016-12-01	1st of each month	1.310	29,079,881	23,994,120
2022-01-01	2017-01-01	1st of each month	1.480	71,061,533	51,105,102
2022-02-01	2017-02-01	1st of each month	1.440	22,382,862	18,756,853
2022-02-01	2019-02-01	1st of each month	2.21	5,332,074	5,187,881
2022-06-01	2018-06-01	1st of each month	2.33	1,304,114	1,068,664
2022-07-01	1999-07-01	07/01	Various	25,132,662	8,027,384
2022-07-01	2014-07-01	07/01	7.875	1,248,432	719,884
2023-02-01	2019-02-01	1st of each month	2.2	1,410,704	1,382,351
2023-06-01	2018-06-01	1st of each month	2.5	21,707,990	19,606,676
2023-07-01	1973-07-01	07/01	7.625	466,925	149,283
2023-07-01	1998-07-01	07/01	7.750	367,558	136,667
2023-07-01	1999-07-01	07/01	Various	34,907,533	13,288,925
2023-12-01	1984-12-01	1st of each month	7.875	698,907	225,747
2024-07-01	1974-07-01	07/01	8.000	1,382,326	529,411
2024-07-01	1975-07-01	07/01	7.875	638,433	242,286
2024-07-01	1999-07-01	07/01	Various	62,117,382	26,551,463
2024-07-01	2008-07-01	07/01	7.750	805,552	419,310
2024-07-01	2014-07-01	07/01	7.500	83,794	57,422
2025-07-01	1975-07-01	07/01	7.875	6,034,832	2,574,549
2025-07-01	1976-07-01	07/01	7.875	153,278	65,503
2025-07-01	1999-07-01	07/01	Various	36,110,549	17,441,023

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2025-07-01	2014-07-01	07/01	7.500	1,268,524	920,338
2026-04-01	1999-04-01	04/01	5.944	53,464,692	25,180,913
2026-07-01	1999-07-01	07/01	Various	35,431,394	18,695,731
2027-04-01	1999-04-01	04/01	5.944	11,531,559	5,861,736
2027-04-01	2017-04-01	1st of each month	1.810	24,350,817	20,934,937
2027-07-01	1999-07-01	07/01	8.000	1,349,826	769,037
2028-04-01	1999-04-01	04/01	5.944	77,583,667	42,093,499
2028-06-01	2018-06-01	1st of each month	2.6	22,583,038	21,229,572
2028-07-01	1999-07-01	07/01	Various	7,283,852	4,369,238
2029-01-01	1981-01-01	01-01 & 07-01	Various	1,674,410	1,082,840
2029-04-01	1999-04-01	04/01	5.944	100,148,082	57,485,681
2029-07-01	1999-07-01	07/01	Various	12,255,097	7,859,755
2030-01-01	2000-01-01	01/01	Various	9,836,195	6,232,124
2030-04-01	1999-04-01	04/01	5.944	76,170,974	45,927,425
2030-07-01	1999-07-01	07/01	7.875	2,124,532	1,412,521
2031-04-01	1999-04-01	04/01	5.944	14,075,637	8,862,514
2032-04-01	1999-04-01	04/01	5.944	318,317	208,266
2032-07-01	1999-07-01	07/01	8.000	2,601,373	1,874,717
Others Consolidated Organizations
Various	Various	Various		946,000,455	946,000,455
Financement-Québec
2019-05-29	2013-10-29	11-29, 02-29, 05-29 & 08-29	Floating	1,000,000,000	1,000,000,000	31739ZAV72
2019-12-01	2012-07-13	06-01 & 12-01	2.45	1,500,000,000	1,499,879,271	31739ZAT27
2020-07-01	2010-07-01	07/01	3.46	132,883,809	30,309,867		Others(10)
2020-10-01	2010-10-01	10/01	2.87	1,237,230	276,214		Others(10)

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	or ISIN Code	References
2020-11-01	2010-11-01	11/01	2.77	7,771,505	1,728,640		Others(10)
2021-03-01	2011-03-01	03/01	3.54	8,468,601	1,937,199		Others(10)
2021-03-29	2011-03-29	03/29	3.23	122,531,060	27,716,980		Others(10)
2025-07-01	2010-07-01	07/01	3.83	3,465,730	1,860,409		Others(10)
2025-08-01	2010-08-01	08/01	3.59	980,300	522,019		Others(10)
2025-10-01	2010-10-01	10/01	3.35	1,063,800	561,900		Others(10)
2025-11-01	2010-11-01	11/01	3.28	218,431,000	115,100,331		Others(10)
2025-12-01	2010-12-01	12/01	3.59	36,000,000	19,170,341		Others(10)
2026-03-01	2011-03-01	03/01	3.92	110,500,163	59,494,020		Others(10)
2026-03-29	2011-03-29	03/29	3.65	5,981,834	3,191,811		Others(10)
2030-07-01	2010-07-01	07/01	4.04	279,650,462	193,353,879		Others(10)
2030-11-01	2010-11-01	11/01	3.50	21,360,569	14,523,534		Others(10)
2031-02-01	2011-02-01	02/01	3.95	42,858,800	29,551,787		Others(10)
2031-03-01	2011-03-01	03/01	4.12	21,464,580	14,876,963		Others(10)
2031-03-29	2011-03-29	03/29	3.89	193,460,374	133,148,336		Others(10)
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,547,258,503	31739ZAG06
				164,274,998,983	165,639,691,837
Adjustments relating to swap agreements				37,437,885,722	37,437,885,722
Total-Payable in Canadian Dollars				201,712,884,705	203,077,577,558

				Foreign Currency Units
						Equivalent in
Maturity	Issue	Interest	Coupon			Canadian	CUSIP Number
Date	Date(1)	Payment Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
B) Payable in foreign currency
Payable in United States Dollars
2020-07-29	2010-07-29	01-29 & 07-29	3.50	1,500,000,000	1,499,141,790	2,003,303,175	US748148RU93
2021-08-25	2011-08-25	02-25 & 08-25	2.75	1,400,000,000	1,398,627,484	1,868,985,906	US748149AF82
2022-01-31	2017-01-31	01-31 & 07-31	2.375	2,000,000,000	1,998,981,133	2,671,238,488	US748149AM34
2023-02-13	2013-02-13	02-13 & 08-13	2.625	1,250,000,000	1,247,971,121	1,667,663,809	US748149AG65
2023-07-15	1993-07-08	01-15 & 07-15	7.50	1,000,000,000	999,516,919	1,335,654,459	US748148PB31	SFP(1) : 1994-07-15
2024-02-09	1994-02-09	02-09 & 08-09	7.125	1,000,000,000	999,102,842	1,335,101,128	US748148PD96	SFP(1) : 2004-02-09
2024-10-16	2014-10-16	04-16 & 10-16	2.875	1,600,000,000	1,592,739,442	2,128,377,716	US748149AH49
2026-04-20	2016-04-20	04-20 & 10-20	2.50	2,000,000,000	1,995,755,515	2,666,928,095	US748149AJ05
2026-12-01	1986-12-03	06-01 & 12-01	8.625	300,000,000	299,755,658	400,563,486	US748148KA05	SFP(2) : 1987-12-01 then SFP(1) : 1997-12-01
2027-04-12	2017-04-12	04-12 & 10-12	2.75	1,250,000,000	1,239,634,466	1,656,523,538	US748149AN17
2029-09-15	1999-09-24	03-15 & 09-15	7.50	1,500,000,000	1,497,562,549	2,001,192,835	US748148QR73
Medium-Term Notes
2019-06-01	2006-01-30	06-01 & 12-01	4.937	5,000,000	5,000,000	6,681,500	CA74814ZDF77
2019-07-21	2016-07-21	10-21 & 01-21	Floating	1,000,000,000	1,000,015,517	1,336,320,735	US748149AL50	USD-LIBOR (3 months) + 0.28%; SFP(3) : US $1,000 million
2020-09-21	2017-09-21	03-21 & 06-21, 09-21 & 12-21	Floating	1,250,000,000	1,250,000,000	1,670,375,000	US748149AP64	USD-LIBOR (3 months) + 0.13%; SFP(3) : US $660 million
2020-12-01	2006-01-30	06-01 & 12-01	4.962	5,000,000	5,000,000	6,681,500	CA74814ZDG50
2026-01-30	1996-01-30	01-30 & 07-30	6.35	149,875,000	149,865,693	200,265,525	US74815HBZ47	Put(3) : January 30, 2016 & 2021
2026-02-27	1996-02-29	02-27 & 08-27	7.14	99,770,000	99,770,000	133,322,651	US74815HCB69	Put(3) : 2016-02-27
2026-03-02	1996-02-29	03-02 & 09-02	7.485	150,000,000	150,000,000	200,445,000	US74815HCA86
2026-03-06	1996-03-06	03-06 & 09-06	7.365	99,850,000	99,850,000	133,429,555	US74815HCC43
2026-03-10	1996-03-08	03-10 & 09-10	7.035	50,000,000	50,000,000	66,815,000	US74815HCD26
2026-04-09	1996-04-09	04-09 & 10-09	7.38	100,000,000	100,000,000	133,630,000	US748149AE18
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	66,815,000	US74815HCG56	Put(3): 2016-04-15 & 2021-04-15

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
2026-04-15	1996-04-11	04-15 & 10-15	7.50	50,000,000	50,000,000	66,815,000	US74815HCF73
2026-07-22	1996-07-22	01-22 & 07-22	7.295	99,905,000	99,905,000	133,503,052	US74815HCJ95	Put(4) : 2006-07-22
2035-11-17	2005-11-17	05-17 & 11-17	5.40	75,000,000	74,869,562	100,048,196	US74815HCP5
2036-07-22	1996-07-22	01-22 & 07-22	7.97	160,000,000	160,000,000	213,808,000	US74815HCH30	Put(3) : 2016-07-22
				18,144,400,000	18,113,064,692	24,204,488,348
Adjustments relating to swap agreements				(15,117,776,204)	(15,117,776,204)	(20,201,884,341)
Total-Payable in United States Dollars				U.S.$ 3,026,623,796	U.S.$ 2,995,288,488	4,002,604,007
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-21	03-21 & 09-21	1.305	5,000,000,000	5,000,000,000	60,300,006	XS0907860919
2029-04-03	2009-04-03	04-03 & 10-03	2.73	13,000,000,000	13,000,000,000	156,780,017	XS0420287897
2029-04-27	2009-04-30	04-27 & 10-27	2.90	3,000,000,000	3,000,000,000	36,180,004	XS0425476891
				21,000,000,000	21,000,000,000	253,260,027
Adjustments relating to swap agreements				(21,000,000,000)	(21,000,000,000)	(253,260,027)
Total-Payable in Japanese Yen				¥ -	¥ -	-

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number or
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	ISIN Code	References
Payable in Swiss Francs
Medium-Term Notes
2021-12-17	2009-12-17	12/17	2.875	200,000,000	200,296,511	268,812,120	CH0107559392
2023-02-22	2013-02-22	02/22	1.125	250,000,000	249,976,126	335,485,686	CH205832618
2024-02-05	2014-02-05	02/05	1.50	200,000,000	199,434,621	267,655,402	CH0232842341
2024-11-21	2014-11-21	11/21	0.75	375,000,000	374,383,790	502,449,592	CH0258404455
				1,025,000,000	1,024,091,048	1,374,402,800
Adjustments relating to swap agreements				(1,025,000,000)	(1,025,000,000)	(1,375,622,677)
Total-Payable in Swiss Francs				SF -	SF (908,952)	(1,219,878)
Payable in Australian Dollars
Medium-Term Notes
2021-07-12	2011-07-12	01-12 & 07-12	6.50	225,000,000	224,962,535	213,318,132	AU0000QBCHF5
2025-03-10	2014-09-10	03-10 & 09-10	4.20	805,000,000	817,379,562	775,070,753	AU3CB0223774
2026-05-20	2015-11-20	05-20 & 11-20	3.70	560,000,000	578,411,767	548,472,294	AU3CB0234029
2028-10-18	2018-04-18	04-18 & 10-18	3.25	160,000,000	158,874,024	150,650,463	AU3CB0252385
				1,750,000,000	1,779,627,888	1,687,511,643
Adjustments relating to swap agreements				(1,750,000,000)	(1,776,185,382)	(1,684,247,327)
Total-Payable in Australian Dollars				$A -	$A 3,442,506	3,264,316
Payable in Pounds Sterling
2020-03-15	1984-02-15	03-15 & 09-15	12.25	50,000,000	49,970,558	87,035,392
Medium-Term Notes
2022-05-24	2017-05-24	05/24	0.875	300,000,000	299,465,492	521,589,055	XS1617864621
2023-12-15	2018-07-12	12/15	1.5	500,000,000	499,006,784	869,136,793	XS1855517097
				850,000,000	848,442,835	1,477,761,240
Adjustements relating to swap agreements				(850,000,000)	(850,000,000)	(1,480,473,407)
Total-payable in Pounds Sterling				£ -	£ (1,557,165)	(2,712,167)

				Foreign Currency Units
		Interest
Maturity	Issue	Payment	Coupon			Equivalent in	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code	References
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-07-05	01-05 & 07-05	3.647	66,000,000	66,000,000	60,052,520	XS1851223369
2029-01-24	2018-07-24	01-24 & 07-24	3.635	49,000,000	49,000,000	44,584,447	XS1857521436
				115,000,000	115,000,000	104,636,967
Adjustements relating to swap agreements				(115,000,000)	(114,728,101)	(104,389,570)
Total-payable in New Zealand Dollars				NZ$-	NZ$271,899	247,397
Payable in Hong Kong Dollars
2021-05-05	2016-05-05	05/05	1.95	540,000,000	540,000,000	91,907,431	XS1404844588
Adjustements relating to swap agreements				(540,000,000)	(540,000,000)	(91,907,431)
Total-payable in Hong Kong Dollars				HKD-	HKD -	-
Payable in Euros
2030-03-12	2010-03-12	03/12	4.14	75,000,000	75,000,000	112,519,801	—
2030-04-29	2010-04-29	04/29	4.02	35,000,000	35,000,000	52,509,240	—
2031-12-15	2011-12-15	12/15	3.50	27,000,000	27,000,000	40,507,128	—
2033-06-17	2013-06-17	06/17	2.644	65,000,000	65,000,000	97,517,161	—
Medium-Term Notes
2019-04-29	2009-04-29	04/29	5.00	1,500,000,000	1,499,955,638	2,250,329,461	XS0425413209
2023-07-17	2013-07-17	07/17	2.25	1,000,000,000	997,910,454	1,497,129,139	XS0953580981	SFP(3) : $1,358 million
2024-01-22	2014-01-22	01/22	2.375	1,000,000,000	995,394,105	1,493,353,951	XS1019493896
2025-01-15	2015-01-15	01/15	0.875	1,750,000,000	1,742,670,103	2,614,465,236	XS1167203881
2025-10-28	2015-10-28	10/28	1.125	1,100,000,000	1,093,031,347	1,639,835,592	XS1311586967
2027-05-04	2017-05-04	05/04	0.875	2,250,000,000	2,234,950,233	3,353,015,399	XS1606720131
2028-07-05	2018-07-05	07/05	0.875	1,000,000,000	991,124,954	1,486,949,098	XS1851229218
				9,802,000,000	9,757,036,834	14,638,131,206
Adjustements relating to swap agreements				(8,802,000,000)	(8,802,000,000)	(13,205,323,816)
Total-payable in Euros				€1,000,000,000	€955,036,834	1,432,807,390
Total-payable in foreign currencies						5,434,991,066
Total-Funded Debt of Borrowings-Government						$208,512,568,624

(1) If more than one issue date, the date of the first issue is indicated.

In case of disparity between the terms and conditions of each issue and this table, the terms and conditions of each issue will prevail.

Sinking Fund Provisions (“SFP”):

(1)

As an invested sinking fund, Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 1% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(2)

As an invested sinking fund, Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 2% of the principal amount of the issue then outstanding. The issue is not redeemable for sinking fund purposes.

(3)	Amount deposited by the Government in the general sinking fund for the purpose of prudential liquidity.

Puttable (“Put”):

(1)	Payable at par at the option of the holder at any time prior to maturity.

(2)	Held and callable in whole or in part, at par at the option of the Minister of Finance of Québec on six days’ notice subject to the requirements of the Canada Pension Plan.

(3)	Redeemable prior to maturity at the option of the holder in whole or in part, on the date indicated at par upon prior notice.

(4)	Redeemable prior to maturity at the option of the holder in whole or in part, from the date indicated and on any subsequent Interest Payment Date at par upon prior notice.

Others:

(1)

$6,000,000 annually for 1998-04-01 & 1999-04-01; $5,000,000 annually from 2000-04-01 to 2004-04-01; $35,000,000 for 2005-04-01; $5,000,000 for 2006-04-01; $55,000,000 for 2026 04-01 and $110,000,000 annually for 2034-04-01 & 2035-04-01.

(2)	$2,000,000 for each Interest Payment Date from 1999-04-01 to 2000-10-01 and from 2004-10-01 to 2007-10-01 (with the exception of 2006-04-01: $4,000,000).

(3)	Coupon rate represents the effective yield on the borrowing.

(4)	Interest payable first day of June and December at 10% from June 1, 2006 to December 1, 2015 and 5 % from June 1, 2037 to December 1, 2056.

(5)	Interest payable first day of June and December at 14% from June 1, 2009 to December 1, 2013 and 9 % from June 1, 2042 to June 1, 2065.

(6)	Interest payable first day of June and December at 10% from June 1, 2012 to December 1, 2018 and 5 % from June 1, 2041 to June 1, 2065.

(7)	Interest payable first day of June and December at 8% from December 1, 2012 to December 1, 2021 and 5 % from June 1, 2043 to June 1, 2075.

(8)	Interest payable first day of June and December at 8% from December 1, 2007 to December 1, 2017 and from June 1, 2039 to December 1, 2076.

(9)	Payable in installments including principal and interest.

(10)	Borrowings contracted with the Canada Mortgage and Housing Corporation under the municipal infrastructure low-cost loans program. Payable in annual installments, including principal and interest.

(11)	The Coupon will be 4.00% for the first five years, 5.00% for the years 6 to 10, 6.00% for the years 11 to 15, and 7.10% thereafter.